Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

COREPOINT LODGING INC.,

CAVALIER ACQUISITION JV LP

and

CAVALIER ACQUISITION OWNER LP

Dated as of November 6, 2021

-i-

-ii-

EXHIBITS:

Exhibit A	Form of Tax Opinion
Exhibit B	Form of Representation Letter

-iii-

INDEX OF DEFINED TERMS

2022 Bonus Plans	52
Acceptable Confidentiality Agreement	79
Acquisition Proposal	43
Action	19
Affiliate	80
Affiliate Contract	80
Agreement	1
Alternative Financing	56
Alternative Financing Commitment Letter	56
Anti-Corruption Laws	14
Antitrust Law	80
Applicable Date	15
Articles of Merger	2
Articles Supplementary	63
Bankruptcy and Equity Exception	12
Benefit Continuation Period	52
Boards of Directors	1
Book-Entry Shares	6
Business Day	80
Cancelled Shares	4
Capitalization Date	11
Certificates	6
Change of Recommendation	46
Closing	2
Closing Date	2
Code	20
Common Book-Entry Shares	6
Common Certificates	6
Common Stock	11
Company	1
Company Bylaws	10
Company Charter	10
Company Disclosure Letter	10
Company Employees	19
Company Equity Award	80
Company Notice	41
Company Permits	14
Company Plans	19
Company Preferred Stock	4
Company Real Property	80
Company Related Parties	76
Company Requisite Vote	12
Company Securities	11
Company Stock Plan	81

Company Termination Payment	81
Company Transaction Obligations	76
Confidentiality Agreement	51
Continuing Employees	52
Contract	16
control	81
Converted Shares	4
COVID-19	81
COVID-19 Measures	81
Credit Agreement	81
Credit Facilities	81
Debt Financing	31
Debt Financing Commitments	31
Debt Financing Source Related Party	76
Debt Financing Sources	81
Debt Financing Sources Related Party	82
Definitive Financing Agreements	56
Effective Time	2
End Date	72
Environmental Laws	27
Equity Financing	31
Equity Financing Commitment	31
ERISA	19
Escrow Account	91
Exchange Act	13
Exchange Fund	5
Expense Amount	91
Financing	31
Financing Commitments	31
Financing Uses	32
Form 10-K	15
Franchise Agreements	82
Franchisor	82
Funded Indebtedness	60
GAAP	82
Governmental Entity	13
Ground Lease	22
Ground Leased Real Property	22
Guarantors	1
Hazardous Materials	27
HSR Act	80
Indemnified Parties	53
Intellectual Property	26
Intervening Event	44

-iv-

IRS	19
IRS Matter	65
IRS Matter Closing Agreement	66
IRS Matter Incremental Consideration	66
IRS Matter Incremental Per Share Consideration	66
IRS Matter Letter of Intent	66
IRS Matter Notice	66
IRS Matter November Settlement Communications	66
IRS Matter Qualified Closing Agreement	67
IRS Matter Qualified Letter of Intent	67
IRS Matter Settlement Amount	67
IRS Matter Threshold Amount	67
IT Assets	26
J.P. Morgan	27
knowledge	82
Law	82
Lien	82
Limited Guarantees	1
Management Agreements	82
Manager	83
Manager Letter Agreement	68
Material Adverse Effect	83
Material Company Lease	16
Material Contract	18
Material Space Lease	16
Merger	1
Merger Sub	1
Merger Sub Bylaws	3
Merger Sub Charter	3
MGCL	1
New Merger Sub Preferred Stock	4
Nonqualifying Income	84
Notice Period	41
NYSE	13
Operating Lease	84
Owned Real Property	22
Parent	1
Parent Disclosure Letter	28
Parent Group	47
Parent Material Adverse Effect	71
Parent Related Parties	76
Parent Termination Fee	75

Parent Transaction Obligations	76
Parties	1
Party	1
Paying Agent	5
Paying Agent Agreement	5
Per Share Merger Consideration	3
Permit	14
Permitted Liens	84
Person	85
Preferred Book-Entry Shares	6
Preferred Certificates	6
Proceeding	54
Prorated Bonus	52
Proxy Statement	25
PSU	4
Recommendation	12
REIT	85
REIT Requirements	85
Representatives	39
Restraint	72
Restricted Stock	4
SDAT	2
SEC	15
SEC Reports	15
Securities Act	15
Security Breach	26
Share	3
Special Pre-Closing Dividend	63
Stock Unit	4
Stockholders Meeting	46
subsidiaries	85
subsidiary	85
Superior Proposal	44
Surviving Corporation	2
Takeover Law	28
Tax Opinion	71
Tax Return	85
Taxes	85
Taxing Authority	86
Transaction Documents	86
Transaction Litigation	62
Transactions	1
Transfer Taxes	67
Willful Breach	86

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 6, 2021 (this “Agreement”), is entered into by and among CorePoint Lodging Inc., a Maryland corporation (the “Company”), Cavalier Acquisition JV LP, a Delaware limited partnership (“Parent”) and Cavalier Acquisition Owner LP, a Delaware limited partnership and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent and the Company, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the board of directors (the “Board of Directors”) of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable that the Company merge with and into Merger Sub (the “Merger”) with Merger Sub surviving the Merger on the terms and subject to the conditions set forth in this Agreement in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”) in accordance with the MGCL and (iii) adopted a resolution recommending that the Merger be approved by the stockholders of the Company;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable this Agreement, the Merger and the other Transactions and has authorized the execution and delivery hereof;

WHEREAS, the General Partner of Parent has approved and declared advisable this Agreement, the Merger and the other Transactions on behalf of Parent as the General Partner of Merger Sub and has authorized the execution and delivery hereof;

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, each of Mahmood Khimji, Mehdi Khimji and CRE Credit Holdco II, LP (the “Guarantors”) has entered into a limited guarantee, dated as of the date hereof, guaranteeing certain of Parent’s obligations under this Agreement (the “Limited Guarantees”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to, and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company and certain stockholders of the Company are entering into a voting agreement, pursuant to which, among other things, such stockholders have agreed to vote to approve the Merger, upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL and the DRULPA, at the Effective Time, the Company shall be merged with and into Merger Sub. Merger Sub shall be the surviving entity in the Merger (sometimes hereinafter referred to as the “Surviving Entity”). Upon consummation of the Merger, the separate corporate existence of the Company shall cease. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company shall vest in Merger Sub as the Surviving Entity and all claims, obligations, debts, liabilities and duties of the Company shall become the claims, obligations, debts, liabilities and duties of Merger Sub as the Surviving Entity. The Merger shall have the effects set forth in this Agreement and specified in the MGCL and the DRULPA.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, or remotely by exchange of documents and signatures (or their electronic counterparts), at 9:00 a.m., New York City time, on the third (3rd) Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, at such later date as may be required pursuant to Section 6.19, or at such other time and place as the Company and Parent may agree in writing; provided that Parent, in its sole discretion, may elect for the Closing to occur on a later date but not later than the earlier of (i) thirty (30) days following the date on which the Company Requisite Vote is obtained and (ii) the End Date. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Parties will cause the Merger to be consummated by filing (a) articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (“SDAT”), executed in accordance with the MGCL, and (b) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (“DE SOS”), executed in accordance with the DRULPA. The Merger shall become effective at the later of such time as when the Articles of Merger have been filed with, and accepted for record by, the SDAT and the Certificate of Merger has been filed with, and accepted for record by, the DE SOS, or at such later time (not to exceed thirty (30) days from the date the Articles of Merger and the Certificate of Merger are accepted for record by the SDAT and the DE SOS, respectively) as may be agreed by the Company and Parent in writing and specified in the Articles of Merger and the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 1.4 Merger Sub LP Agreement; Merger Sub Certificate of Limited Partnership.

(a) At the Effective Time, the limited partnership agreement of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub LP Agreement”), shall be limited partnership agreement of the Surviving Entity, until thereafter amended or restated as provided therein and in accordance with applicable Law, in each case consistent with the obligations set forth in Section 6.10.

(b) At the Effective Time, and without any further action on the part of Parent or Merger Sub, the certificate of limited partnership of Merger Sub in effect immediately prior to the Effective Time (the “Merger Sub Certificate of Limited Partnership”), shall be the certificate of limited partnership of the Surviving Entity, until thereafter amended or restated as provided therein or by the limited partnership agreement of the Surviving Entity and in accordance with applicable Law, in each case consistent with the obligations set forth in Section 6.10.

SECTION 1.5 Officers. Except as otherwise determined by Parent in its sole discretion, the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately following the Effective Time, to serve until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of limited partnership and the limited partnership agreement of the Surviving Entity and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Merger Consideration. Each share of Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time (each such share, a “Share”) (other than (i) the Cancelled Shares and the Converted Shares and (ii) Shares of Restricted Stock (as defined below)) shall be converted automatically into and shall thereafter represent the right to receive $15.65 per share in cash, without interest (as adjusted pursuant to Section 6.17 or Section 6.19, the “Per Share Merger Consideration”). At the Effective Time, all of the Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of such Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration for each such Share to be paid in consideration therefor in accordance with this Article II.

(b) Cancellation of Cancelled Shares; Certain Subsidiary Owned Shares. Each Share owned by the Company, Parent or Merger Sub immediately prior to the Effective Time and not held on behalf of third parties (collectively, the “Cancelled Shares”) shall cease to be outstanding, shall automatically be cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist. Each Share that is owned by any direct or indirect wholly owned subsidiary of the Company or Parent (other than Merger Sub) (the “Converted Shares”) shall be converted into such number of limited partnership units of the Surviving Entity such that each such subsidiary’s ownership percentage in the Surviving Entity immediately after the Effective Time is the same as such subsidiary’s ownership percentage in the Company immediately prior to the Effective Time (after taking into account the conversion of Merger Sub common stock pursuant to Section 2.1(d)).

(c) Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into a unit of a newly created series of preferred limited partnership interests of Merger Sub with substantially identical powers, preferences, privileges and rights as the Company Preferred Stock (all interests of each such newly created series, collectively, the “New Merger Sub Preferred Equity”) and, upon such conversion, the Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(d) Merger Sub Limited Partnership Interests. Each limited partnership interest of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall remain an issued and outstanding limited partnership interest of the Surviving Entity and shall not be affected by the Merger. The general partnership interest of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall remain an issued and outstanding general partnership interest of the Surviving Entity and shall not be affected by the Merger.

SECTION 2.2 Treatment of Company Equity Awards.

(a) Treatment of Restricted Stock and Restricted Stock Units. Immediately prior to the Effective Time, each outstanding share of Common Stock subject to vesting restrictions granted under the Company Stock Plan (the “Restricted Stock”), restricted stock unit (other than a PSU) or deferred stock unit granted under the Company Stock Plan (any such arrangement, other than a PSU, a “Stock Unit”) shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Stock Unit to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of Shares subject to such Stock Unit immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, together with any applicable unpaid dividend equivalents provided under the terms of any applicable Stock Unit award agreement, less applicable Taxes required to be withheld with respect to such payment.

(b) Treatment of Performance-Based Stock Units. Immediately prior to the Effective Time, each outstanding performance-based restricted stock unit granted under the Company Stock Plan (any such arrangement, a “PSU”) , shall automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such PSU to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (i) the number of Shares subject to such PSU immediately prior to the Effective Time, calculated based on the greater of (A) actual performance achieved through the Effective Time in accordance with the terms of such PSU, and (B) target level performance, multiplied by (ii) the Per Share Merger Consideration, together with any applicable unpaid dividend equivalents provided under the terms of any applicable PSU award agreement, less applicable Taxes required to be withheld with respect to such payment.

(c) Corporate Actions. Prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary or required to effectuate the provisions of this Section 2.2.

(d) Required Payments. Parent, the Company and the Surviving Entity shall cooperate to cause the payment due pursuant to this Section 2.2 to be made promptly following the Effective Time, including that the Surviving Entity shall cause payments due to current and former employees to be paid through its payroll system or payroll provider in no event later than five (5) Business Days following the Closing Date. Notwithstanding the foregoing provisions of this Section 2.2, to the extent any amounts payable pursuant to this Section 2.2 relate to a Company Equity Award that is nonqualified deferred compensation subject to Section 409A of the Code, the Company and/or the Surviving Entity shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company Equity Award that will not trigger a Tax or penalty under Section 409A of the Code.

SECTION 2.3 Surrender of Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall enter into an agreement in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”) with a paying agent selected by Parent with the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive payment of the aggregate Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1(a). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, (i) a cash amount in immediately available funds sufficient in the aggregate, to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration pursuant to Section 2.1(a) in trust for the benefit of the holders of the Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) and (ii) book entry shares (or certificates if requested) representing the units of New Merger Sub Preferred Equity issuable pursuant to Section 2.1(c) in exchange for outstanding shares of the Company Preferred Stock (clause (A) and (B) collectively, the “Exchange Fund”). The Paying Agent shall not invest any cash included in the Exchange Fund unless otherwise directed by Parent; provided that any such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent or the Surviving Entity, as requested by Parent. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), the Surviving Entity shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding (i) Shares, if any (“Common Certificates”) or (ii) Company Preferred Stock, if any (“Preferred Certificates” and together with the Common Certificates, the “Certificates”), and each former holder of record of (i) Shares held in book-entry form (“Common Book-Entry Shares”) (other than holders of Cancelled Shares) or (ii) shares of Company Preferred Stock held in book-entry form (“Preferred Book-Entry Shares” and together with the Common Book-Entry Shares, the “Book-Entry Shares”) (in each case, other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the book-entry transfer of Book-Entry Shares as the Paying Agent may reasonably request), such transmittal materials to be in such form and to have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration or the New Merger Sub Preferred Equity, as applicable, to which the holder thereof is entitled.

(ii) Certificates. Upon surrender of one or more Certificates to the Paying Agent in accordance with the terms of such transmittal materials and instructions as contemplated in Section 2.3(b)(i), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, each holder of record of one or more Certificates, if any, shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (i) in respect of Common Certificates, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificates by (B) the Per Share Merger Consideration or (ii) in respect of Preferred Certificates, the New Merger Sub Preferred Equity, as applicable, payable in respect of the Shares or the Company Preferred Stock, as applicable, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration or the New Merger Sub Preferred Equity, as applicable, that such holder is entitled to pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Paying Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Shares or the Company Preferred Stock, as applicable, upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, (i) in respect of Common Book-Entry Shares, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration or (ii) in respect of Preferred Book-Entry Shares, the New Merger Sub Preferred Equity, as applicable, payable in respect of the Shares or the Company Preferred Stock, as applicable, and the Book-Entry Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Shares or Company Preferred Stock that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration or issuance of the New Merger Sub Preferred Equity, as applicable, is to be made to a Person other than the Person in whose name the surrendered Certificates or Book-Entry Shares, as applicable, are registered, then (i) in respect of the Common Certificates or the Common Book-Entry Shares, a check for any cash to be exchanged upon due surrender of the Common Certificates or Common Book-Entry Shares, as applicable, or (ii) in respect of the Preferred Certificates or the Preferred Book-Entry Shares, the shares of any New Merger Sub Preferred Equity to be exchanged upon due surrender of the Preferred Certificates or the Preferred Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates or Book-Entry Shares, as applicable, formerly representing such Shares or Company Preferred Stock, as applicable, are properly presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Until surrendered as contemplated by this Section 2.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration or New Merger Sub Preferred Equity, as applicable, as contemplated by this Article II. The Surviving Entity shall pay all charges and expenses of the Paying Agent in connection with the exchange of Shares or Company Preferred Stock, as applicable, for the Per Share Merger Consideration or the New Merger Sub Preferred Equity, as applicable, in each case as set forth in the Paying Agent Agreement.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares or Company Preferred Stock, as applicable, for 12 months after the Effective Time shall be delivered to the Surviving Entity upon demand. Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look only to the Surviving Entity for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) or issuance of the New Merger Sub Preferred Equity, as applicable, upon delivery of evidence of Certificates or Book-Entry Shares acceptable to the Surviving Entity, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and the Surviving Entity shall remain responsible for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable, or the issuance of the New Merger Sub Preferred Equity, as applicable, upon due surrender of its Certificates or Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Entity, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Entity, free and clear of all claims of interest of any Person previously entitled thereto.

(d) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Entity of the Shares or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Entity, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Article II, it shall be cancelled and exchanged for (i) the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(f)) or (ii) the New Merger Sub Preferred Equity to which the holder thereof is entitled pursuant to Section 2.1(c), as applicable. The Per Share Merger Consideration paid, or the New Merger Sub Preferred Equity issued, as applicable, upon surrender of Certificates or receipt by the Paying Agent of an “agent’s message”, if applicable, in the case of Book-Entry Shares, in each case in accordance with the terms of this Article II, shall be deemed to have been paid, or issued, in full satisfaction of all rights pertaining to the Shares or Company Preferred Stock, as applicable, formerly represented by such Certificates or Book-Entry Shares, as applicable.

(e) Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such customary terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Paying Agent will (i) issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.3(f)) equal to the amount the holder of such Common Certificate is entitled to as set forth in this Article II or (ii) issue the New Merger Sub Preferred Equity to which the holder of such Preferred Certificate is entitled to as set forth in this Article II.

(f) Withholding Rights. Each of the Paying Agent, Parent, Merger Sub, the Company and the Surviving Entity (and any agent or designee thereof) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Governmental Entity by Parent, Merger Sub, the Paying Agent, the Company or the Surviving Entity (or any agent or designee thereof), as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made by the Paying Agent, Parent, Merger Sub, the Company or the Surviving Entity (or any agent or designee thereof), as the case may be.

SECTION 2.4 Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions, including any remedy under Sections 3-201 et seq. of the MGCL and the Board of Directors of the Company has not determined and will not determine prior to the Effective Time that any such rights shall be available.

SECTION 2.5 Tax Treatment of the Transactions. The Parties intend that, for United States federal, and applicable state and local, income tax purposes, the Transactions shall be treated as a taxable sale by the Company of the Company’s assets to Merger Sub in exchange for the aggregate Per Share Merger Consideration and New Merger Sub Preferred Equity and the assumption of all the Company’s liabilities, followed by the distribution of such aggregate Per Share Merger Consideration and New Merger Sub Preferred Equity to the stockholders of the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code. The Parties intend that this Agreement be and is hereby adopted as, a “plan of liquidation” of the Company for United States federal income tax purposes.

SECTION 2.6 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Shares, Company Preferred Stock or securities convertible or exchangeable into or exercisable for Shares or Company Preferred Stock issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or Company Preferred Stock or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration or New Merger Sub Preferred Equity, as applicable, shall be equitably adjusted to provide to Parent and the holders of Shares, Company Preferred Stock, Stock Units and PSUs the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

SECTION 2.7 Further Assurances. If at any time after the Effective Time, Parent, Merger Sub or the Surviving Entity reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger and the Transactions or to carry out the purposes and intent of this Agreement, then Parent, Merger Sub and the Surviving Entity and their respective officers and directors shall be authorized to execute and deliver, following the Effective Time, all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and the Transactions and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after the Applicable Date and prior to the Business Day prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports (x) under the captions “Risk Factors” or “Forward-Looking Statements” and (y) in any other section to the extent they are cautionary, predictive or forward-looking in nature) or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 3.1 Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries (a) (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in the case of clause (a)(i) (with respect to the Company’s subsidiaries), (a)(ii) (with respect to the Company’s subsidiaries) and clause (b), where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.2 Company Charter and Company Bylaws. The Company has made available to Parent, prior to the date hereof, a true, correct and complete copy of the charter of the Company (the “Company Charter”), and the amended and restated bylaws of the Company, as amended to date (the “Company Bylaws”), as currently in effect. The Company Charter and the Company Bylaws are in full force and effect, and the Company is not in violation of the foregoing documents in any material respect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the organizational documents of each subsidiary of the Company are in full force and effect and neither the Company nor any of its subsidiaries is in violation of the foregoing documents.

SECTION 3.3 Capitalization. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Common Stock, par value of $0.01 per share (the “Common Stock”), and (ii) 50,000,000 shares of Preferred Stock, par value of $0.01 per share, of which 15,000 are classified as Company Preferred Stock.

(a) As of the close of business on November 4, 2021 (the “Capitalization Date”):

(i) 15,000 shares of Company Preferred Stock were issued or outstanding;

(ii) 58,445,063 shares of Common Stock were issued and outstanding, including 1,324,772 shares of Restricted Stock;

(iii) there were (A) 413,476 shares of Common Stock underlying outstanding Stock Units, and (B) 1,545,970 shares of Common Stock underlying outstanding PSUs (calculated based on deemed target-level performance achievement) and 2,705,461 shares of Common Stock underlying outstanding PSUs (calculated based on deemed maximum-level performance achievement);

(b) From the close of business on the Capitalization Date until the date of this Agreement, no Company Equity Awards have been granted and no Shares have been issued, except for shares of Common Stock issued pursuant to the vesting of Stock Units and PSUs, in each case in accordance with the terms of the Company Stock Plan. Except as set forth in Section 3.3(a) or in the Company Charter, as of the date of this Agreement, (i) there are not any outstanding or authorized (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or (C) options, warrants, calls, phantom stock or other rights to acquire from the Company, or obligations of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, giving any Person a right to subscribe for or acquire, or with a value linked to, any capital stock or voting securities of the Company (collectively, “Company Securities”) (or, in each case, the economic equivalent thereof) and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. All outstanding Shares, and all Shares reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or a subsidiary of the Company and are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except (x) for transfer restrictions pursuant to the Company Charter or transfer restrictions of general applicability arising under securities laws and (y) where any such failure to own any such shares free and clear would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. No subsidiary of the Company owns any Company Securities.

(c) Section 3.3(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, a list of all outstanding Restricted Stock, Stock Units, and PSUs, the number of shares of Common Stock subject to each such Company Equity Award (calculated based on deemed target-level performance for the PSUs), the accumulated dividend equivalent balance with respect to each such Company Equity Award, if any, the grant date, and the name of the holder thereof.

(d) Since the Applicable Date, all dividends and distributions (including dividend equivalents) on shares of the capital stock of the Company that have been declared or authorized prior to the date hereof have been paid in full.

SECTION 3.4 Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and thereunder to consummate the Merger and the other Transactions, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Common Stock at the Stockholders Meeting, or any adjournment or postponement thereof, to approve the Merger and the other Transactions contemplated by the Merger Agreement (the “Company Requisite Vote”) and the filing of the Articles of Merger with the SDAT and the Certificate of Merger with the DE SOS. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting, has (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (iii) subject to the terms of this Agreement, resolved to recommend that the stockholders of the Company vote in favor of the Merger (the “Recommendation”) and (iv) directed that the Merger be submitted to the stockholders of the Company for their approval. The only vote or approval of the holders of any class or series of capital stock of the Company which is required to adopt and approve the Merger and the other Transactions, is the Company Requisite Vote.

SECTION 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions do not and will not (i) breach, violate or conflict with the Company Charter, the Company Bylaws or the organizational documents of any subsidiary of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, contravene, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties or assets are bound or (iii) subject to the accuracy of Parent’s representations set forth in Section 4.3(c), result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of the Company pursuant to, any Contracts to which the Company, or any Affiliate thereof, is a party or by which the Company or any of its Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of the Company is a party), except, in the case of clauses (i) (with respect to the Company’s subsidiaries), (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and which would not reasonably be expected to prevent or materially delay the consummation by the Company of the Transactions, and in each case other than as may arise in connection with the Financing (as defined herein).

(b) Subject to the accuracy of Parent’s representations set forth in Section 4.3(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission, arbitrator or arbitral body (public or private) or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), and state securities Laws, Takeover Laws and “blue sky” Laws, (ii) applicable filings and approvals under any applicable Antitrust Law, (iii) compliance with the applicable requirements of the New York Stock Exchange (the “NYSE”), (iv) the filing with the SDAT of the Articles of Merger as required by the MGCL and the filing with the DE SOS of the Certificate of Merger as required by the DRULPA, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially delay the consummation by the Company of the Transactions or (B) have a Material Adverse Effect.

SECTION 3.6 Compliance; Permits.

(a) The business of the Company and its subsidiaries is not, and since the Applicable Date has not been, in violation of any Law applicable to the Company or any of its subsidiaries, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from

Governmental Entities (each, a “Permit”) required to conduct their respective businesses and own, lease and operate their respective assets and properties (excluding any such Permits held or required to be held by the applicable Managers for any such properties) as being conducted as of the date hereof and as of immediately prior to the Effective Time (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except for any such Permits the absence of which, or the failure to be in full force and effect of, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its subsidiaries is, or since the Applicable Date has been, in conflict with, or in default or violation of any of, the Company Permits, except for any such conflicts, defaults or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since May 31, 2018 none of the Company or any of its subsidiaries or, to the knowledge of the Company, agent, employee or other Person acting on behalf of any of the Company or its subsidiaries, is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since May 31, 2018 the Company and its subsidiaries have conducted transactions in compliance with applicable economic sanctions (including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control) and export control laws and regulations (including those administered by the U.S. Department of Commerce’s Bureau of Industry and Security).

(d) (i) The Company and its subsidiaries and each of their respective officers and directors, and, to the knowledge of the Company, their employees and other Persons acting on behalf of any of the Company and its subsidiaries have at all times since May 31, 2018 been in material compliance with the provisions of applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions Laws, and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to promote compliance with Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions Laws.

(e) Since May 31, 2018, the Company and its subsidiaries have not (i) received from any Governmental Entity or any other Person any written notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions Laws or (ii) made any voluntary or involuntary disclosure to a government authority regarding an actual or alleged violation of Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions Laws.

SECTION 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments, schedules and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2019 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments, schedules and supplements thereto, collectively, the “SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for purposes of complying with Regulation FD under the Exchange Act.

(b) The (ii) audited consolidated financial statements of the Company and its consolidated subsidiaries (including all notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC (the “Form 10-K”) and the (ii) unaudited consolidated financial statements of the Company and its consolidated subsidiaries (including all notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC, in each case, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount).

(c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(d) Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in the Company’s Form 10-K; (ii) for liabilities or obligations incurred in the ordinary course of business since December 31, 2020; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the Transactions and (v) for liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto .

(e) Neither the Company nor any of its subsidiaries is a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC.

SECTION 3.8 Contracts.

(a) Except (x) for this Agreement, (y) for the Contracts filed no less than one (1) Business Day prior to the date hereof as exhibits to the SEC Reports and (z) pursuant to any Company Plan, Section 3.8(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of any of the following notes, bonds, mortgages, indentures, contracts, agreements, leases or other similar instruments (each, a “Contract”) to which the Company or any of its subsidiaries is party to or by which any of them is bound:

(i) Contracts that are (A) Management Agreements or (B) Franchise Agreements;

(ii) (A) Any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which the Company or any of its subsidiaries is the tenant or subtenant or serves in a similar capacity, (x) providing for annual rentals of $500,000 or more or (y) demising more than 5,000 square feet of space (each, a “Material Company Lease”); (B) any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which the Company or any of its subsidiaries is the landlord or sub-landlord or serves in a similar capacity, (x) providing for annual rentals of $500,000 or more or (y) demising more than 5,000 square feet of space (each, a “Material Space Lease”) or (C) any Ground Lease;

(iii) Contracts, other than any Management Agreements or Franchise Agreements, with any undelivered balance providing for an expenditure (including any capital expenditure) by the Company and its subsidiaries in excess of $1,000,000, excluding any payment obligation budgeted for in the Company’s 2021 budget or in the budgets of any joint venture;

(iv) Contracts that relate to (A) the sale of any of the Company’s or any of its subsidiaries’ assets with a fair market value or purchase price in excess of $1,000,000 individually, other than in the ordinary course of business, or (B) the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of, or ground lease, by merger, purchase or sale of assets or stock or otherwise, any real property (including any Owned Real Property or any portion thereof);

(v) Contracts that relate to the acquisition of any business, stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) of more than $2,500,000 individually or under which the Company or its subsidiaries has continuing indemnification (other than in the ordinary course of business in an amount that would not reasonably be expected to be material to the Company and its subsidiaries, taken as a whole), earnout or similar obligations involving more than $2,500,000 in the aggregate over the term of the Contract from and after the date of this Agreement;

(vi) Contracts relating to (A) indebtedness or guarantees, in each case having an outstanding principal amount in excess of $2,500,000 or (B) other than in the ordinary course of business consistent with past practice, any loan, advance or other extension of credit made by the Company or any of its subsidiaries;

(vii) Contracts relating to any material swap, forward, futures, warrant, option or other derivative transaction, or interest rate or foreign currency protection, other than any such Contract between or among any of the Company and any of its subsidiaries;

(viii) Contracts for joint ventures, strategic alliances, collaboration, co-promotion, co-marketing or partnerships, in each case, that are material to the Company and its subsidiaries taken as a whole;

(ix) Contracts, other than any Management Agreements or Franchise Agreements, that grant to any Person other than the Company or its subsidiaries any (A) “most favored nation” rights, (B) rights of first refusal, rights of first negotiation or similar rights or (C) exclusive rights to purchase, develop or market any of the Company’s or its subsidiaries’ properties, products or services;

(x) (A) Contracts with any Governmental Entity (other than Permits) or (B) any stockholders, investors rights, registration rights or similar agreement or arrangement or other Affiliate Contracts;

(xi) material Contracts, other than any Management Agreements or Franchise Agreements, relating to material Intellectual Property, other than commercially available non-exclusive licenses with annual fees of less than $150,000;

(xii) Contracts, other than any Management Agreements or Franchise Agreements, providing for any minimum or guaranteed payments or purchases by the Company or any of its subsidiaries to any Person in excess of $1,000,000 annually;

(xiii) Contracts, other than any Management Agreements or Franchise Agreements, containing covenants that purport to (A) materially restrict or limit the ability of the Company, its subsidiaries or any of the Company’s future subsidiaries or Affiliates to compete in any geographical area, market or line of business, (B) materially restrict or limit the Company, its subsidiaries or any of the Company’s future subsidiaries or Affiliates from selling products or delivering services to any Person, or (C) otherwise materially restrict the Company, its subsidiaries or any of the Company’s future subsidiaries or Affiliates from engaging in any aspect of its business, except in each case, for any such Contract that may be cancelled without penalty by the Company or any of its subsidiaries upon notice of 120 days or less;

(xiv) Settlement agreement or similar agreement with a Governmental Entity involving future performance by the Company or any of its subsidiaries in any such case, that is material to the Company and its subsidiaries, taken as a whole;

(xv) Contracts with any labor organization, union, works council, workers’ association or other employee representative body;

(xvi) Contracts, other than any Management Agreements or Franchise Agreements, prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries or prohibiting the pledging of the capital stock of the Company or any subsidiary of the Company; and

(xvii) Contracts, other than any Management Agreements or Franchise Agreements, involving annual revenues to the business of the Company and its subsidiaries in excess of $5,000,000 for the prior fiscal year or reasonably expected for the current fiscal year.

Each Contract required to be set forth in Section 3.8(a) of the Company Disclosure Letter or filed as an exhibit to the SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Material Contract”).

(b) Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates after the date hereof in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof (x) neither the Company nor any of its subsidiaries has received written notice from any other party to a Material Contract that such other party intends to terminate, not renew, modify or renegotiate in any material respects the terms of any such Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Material Contract by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party thereto, and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its subsidiaries.

SECTION 3.9 Absence of Certain Changes or Events. (a) Since December 31, 2020 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 5.1(ii), Section 5.1(v), Section 5.1(viii), Section 5.1(xii), Section 5.1(xiii) or Section 5.1(xiv) or Section 5.1(xviii) hereof, (b) since December 31, 2020 there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (c) since December 31, 2020 through the date of this Agreement, the Company and its subsidiaries have conducted their respective businesses in the ordinary course in all material respects.

SECTION 3.10 Absence of Litigation. As of the date of this Agreement, there are no suits, claims, charges, actions, audits, investigations, examinations or inquiries by any Governmental Entity, litigations, arbitrations or other proceedings, whether civil, criminal, administrative or investigative (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets or properties, other than any such Action that would not reasonably be expected, individually or in the aggregate, (A) to have a Material Adverse Effect or (B) to prevent or materially delay the consummation by the Company of the Transactions. As of the date of this Agreement, neither the Company nor any of its subsidiaries or any of their respective properties or assets is or are subject to any order, writ, ruling, settlement, judgment, injunction, decree or award except for those that would not reasonably be expected, individually or in the aggregate, (A) to have a Material Adverse Effect or (B) to prevent or materially delay the consummation by the Company of the Transactions.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other employee benefit plan, policy, program or arrangement, whether written or unwritten, providing compensation or benefits to any current or former officer, employee, director or other service provider of the Company or any of its Affiliates (collectively, the “Company Employees”), including bonus plans, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation and deferred compensation arrangements, in each case, (i) contributed to or sponsored or maintained by the Company or any of its subsidiaries or pursuant to which the Company or any of its subsidiaries has an obligation to contribute, sponsor or maintain or (ii) for which the Company or any of its Affiliates has any direct or indirect liability, and in each case of (i) and (ii), other than a plan, policy, program or arrangement that is maintained by a Governmental Entity (such plans, programs, policies, agreements and arrangements, collectively “Company Plans”).

(b) With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof (including material amendments thereto) to the extent in writing or a written summary in the case of any unwritten Company Plan, and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required and all related summaries of material modifications; and (iv) for the most recently completed fiscal year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”), and other applicable Laws, rules and regulations and (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits, proceedings, claims (other than routine claims for benefits in the ordinary course), governmental audits or investigations are pending or, to the knowledge of the Company, threatened. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(d) No Company Plan provides for, and neither the Company nor any other Person that would be treated together with the Company or any of its subsidiaries as a “single employer” within the meaning of Section 414 of the Code (each, an “ERISA Affiliate”) has any liability with respect to, post-employment or retiree health benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(e) No Company Plan is, and the Company and its ERISA Affiliates do not sponsor, maintain or contributed to, and have never had any obligation to sponsor, maintain or contribute to, a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code.

(f) Except as set forth in Section 3.11(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions (either alone or upon occurrence of any additional or subsequent events, whether or not contingent) would (i) accelerate the time of payment, vesting, or funding, or increase the amount, of any compensation or benefit due any Company Employee under any Company Plan or otherwise (ii) result in the payment of any new compensation or provision of any new benefits to any Company Employee under any Company Plan or otherwise, (iii) result in a limitation on the ability of the Company or any of its Affiliates to amend, modify, or terminate any Company Plan, or (iv) result in any payments or benefits which would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment” under Section 280G of the Code.

(g) Except as set forth in Section 3.11(g) of the Company Disclosure Letter, no Company Employee is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(h) No Company Plan is maintained outside the jurisdiction of the United States, is by its terms governed by the Laws of any jurisdiction other than the United States or provides compensation or benefits to participants providing services primarily outside of the United States. No Company Employee is, or was during such Company Employee’s employment or engagement with the Company or any of its Affiliates, located outside of the United States.

SECTION 3.12 Labor and Employment Matters.

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement being negotiated by the Company as of the date hereof. As of the date hereof, there are no strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are (i) no unfair labor practice complaints pending against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) to the knowledge of the Company, there are no union organizing efforts regarding any Company Employees, or (iii) no liabilities or obligations under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remain unsatisfied.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company is in compliance with all laws regarding labor, employment and employment practices, including Laws relating to discrimination, hours of work, the classification of service providers and the payment of wages or overtime wages. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened actions or proceedings relating to employees or employment practices, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Since January 1, 2018, the Company and its subsidiaries have not received, been involved in or been subject to any material proceedings or any other material complaints, claims or actions alleging sexual harassment or other sexual misconduct in the workplace committed by any director, executive officer or other senior managerial employee of the Company or any of its subsidiaries.

SECTION 3.13 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies of the Company and its subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as are in accordance with normal industry practice for companies of similar size engaged in businesses similar to that of the Company and its subsidiaries and (b) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

SECTION 3.14 Properties.

(a) Section 3.14(a) of the Company Disclosure Letter lists the common street address for all real property owned by the Company or any of its subsidiaries in fee as of the date hereof (together with all fixtures, buildings, structures and other improvements located thereon, the “Owned Real Property”) and sets forth the Company subsidiary owning such Owned Real Property. The Company or one of its subsidiaries has good, valid and marketable fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Section 3.14(b) of the Company Disclosure Letter lists the common street address for all real property in which the Company or any of its subsidiaries holds a ground lease or ground sublease interest in any real property, other than any Operating Lease (the “Ground Leased Real Property”), each ground lease (or ground sublease) with a third party pursuant to which the Company or one of its subsidiaries is a lessee (or sublessee) as of the date hereof, including each amendment, modification, assignment, letter agreement or guaranty related thereto, other than any Operating Lease (individually, a “Ground Lease” and collectively, “Ground Leases”) and the applicable Company subsidiary holding such leasehold interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its subsidiaries has a good and valid leasehold interest in the Ground Leased Real Property free and clear of all Liens except for Permitted Liens and (ii) each Ground Lease is a valid and binding obligation of the Company or its subsidiary, enforceable against the Company or such subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception. True and complete copies of the Ground Leases have been made available to Parent.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, as of the date hereof, none of the Company or any of its subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Company Real Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and the Company subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(d) Section 3.14(d) of the Company Disclosure Letter lists each real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or its subsidiaries since December 31, 2019, except for condemnations, easements or similar interests.

(e) Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the present use of the land, buildings, structures and improvements on the Company Real Property are in conformity with all applicable laws, rules, regulations and ordinances, including, without limitation, all applicable zoning laws, ordinances and regulations and with all registered deeds, restrictions of record or other agreements affecting such Company Real Property. To the knowledge of the Company, none of the Company and its subsidiaries have received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Company Real Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) There are no Contracts providing any third party with a right to participate in the profits, equity or other interest in any Company Real Property except for Contracts with the joint venture partners that are set forth on Section 3.14(f) of the Company Disclosure Letter.

Notwithstanding the foregoing, no representation is made under this Section 3.14 with respect to any Intellectual Property.

SECTION 3.15 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its subsidiaries (A) have timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by them and all such filed Tax Returns are complete and accurate in all material respects, (B) have paid all Taxes required to be paid by them (whether or not shown as due on such Tax Returns), (C) have complied, in all material respects, with all applicable Laws, rules and regulations relating to the withholding and collection of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely collected and withheld and paid over to the appropriate Taxing Authority any and all amounts required to be so collected and withheld and paid over in connection with amounts paid or owing to or from any employee, independent contractor, creditor, stockholder or other third party and (D) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) No Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its subsidiaries are currently pending or have been threatened in writing and neither the Company nor any of its subsidiaries is a party to any litigation or administrative proceeding relating to Taxes and no deficiencies for Taxes of the Company or any of its subsidiaries have been claimed, proposed, asserted or assessed in writing.

(c) There are no Liens for Taxes on any of the assets of the Company other than Liens described in clause (F) of the definition of Permitted Liens.

(d) Neither the Company nor any of its subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4.

(e) Neither the Company nor any of its subsidiaries (A) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, (B) is a party to or bound by any material Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any commercial agreements or contracts entered into in the ordinary course of business and not primarily related to Tax or any agreement among or between only the Company and/or any of its subsidiaries), (C) has been a member of affiliated, consolidated, combined, unitary, fiscal unity or other Tax group (other than a group the common parent of which was the Company) or (D) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(f) No written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns or pay Taxes of a certain type such that it is or may be subject to taxation of such type by, or required to file any Tax Return of such type in, that jurisdiction.

(g) Neither the Company nor any of its subsidiaries has (x) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (y) has requested, has received or is subject to any ruling of a Taxing Authority or (z) has entered into or requested any agreement with a Taxing Authority.

(h) The Company (A) for all taxable years commencing with its taxable year ended December 31, 2018 through December 31, 2020 has been subject to taxation as a REIT and has been organized and operated in conformity with all requirements to qualify as a REIT for such years, (B) has operated from and including January 1, 2021 to the Effective Time, and intends to continue to operate until the Effective Time, in such a manner as to permit it to continue to qualify as a REIT and (C) has not taken or omitted to take any action that could reasonably be expected to result in the loss of, or a challenge by the IRS or any other Taxing Authority to, its status as a REIT and no Taxing Authority has challenged, or, to the Company’s knowledge, threatened to challenge, the Company’s status as a REIT.

(i) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary. Section 3.15(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, or “partnership” or entity disregarded from its owner.

(j) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(k) Neither the Company nor any of its subsidiaries (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any of its subsidiaries (x) has engaged in any transaction, or entered into any agreement, that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code or (y) has incurred any liability for Taxes under Section 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code or the Treasury Regulations thereunder.

(l) There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any of its subsidiaries is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business). There are no Tax Protection Agreements to which the Company, any subsidiary of the Company or any other entity in which the Company or a subsidiary of a Company has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(m) Neither the Company nor any of its subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits at the close of any taxable year (including the taxable year that includes the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n) Section 3.15(n) of the Company Disclosure Schedule sets forth a list of each transaction intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of its subsidiaries has participated that has not been completed as of the date hereof.

(o) Neither the Company nor any of its subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code or the Treasury Regulations thereunder).

(p) The aggregate basis of the assets of the Company and its subsidiaries (other than Taxable REIT Subsidiaries) exceeds the amount of the liabilities of the Company and its subsidiaries as determined for U.S. federal income tax purposes.

(q) The Company has no knowledge of any prior or current ownership of Common Stock that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(r) With respect to the IRS Matter, as of the date hereof, the IRS Matter November Settlement Communications (A) are the most recent material communication received by the Company from the IRS and (B) to the knowledge of the Company have not been modified or rescinded.

SECTION 3.16 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by or on behalf of Parent or any of its respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.17 Intellectual Property; Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) Section 3.17(a) of the Company Disclosure Letter lists all Intellectual Property registrations and applications owned by the Company or its subsidiaries;

(b) the Company and its subsidiaries exclusively own the items on Section 3.17(a) and their material proprietary unregistered Intellectual Property, free and clear of all Liens except Permitted Liens, and the registrations and applications for same are subsisting, unexpired, and to the knowledge of the Company, valid and enforceable;

(c) the current conduct of their businesses by the Company and its subsidiaries does not infringe the Intellectual Property of any third party and, to the knowledge of the Company, the Intellectual Property owned by the Company or its subsidiaries is not being infringed by any third party;

(d) the Company and its subsidiaries take reasonable efforts to protect the integrity, continuous operation and security of their material software, networks and systems (“IT Assets”) (and all data, including personal data, processed thereby), and there have been no breaches, outages or violations of same (except for those that were resolved without material cost, liability or the duty to notify any Person), and to the knowledge of the Company, their IT Assets are free of material defects, viruses, malware or other corruptants;

(e) (i) the Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all personal data and any other material confidential information against any (1) loss or misuse, (2) unauthorized or unlawful operations performed thereon, or (3) other act or omission that compromises the security or confidentiality thereof (clauses (1) through (3), a “Security Breach”); (ii) to the knowledge of the Company, the Company has not experienced any Security Breach; and (iii) to the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks; and

(f) the Company and its subsidiaries comply in all material respects with their publicly posted privacy policies.

(g) For purposes of this Agreement, “Intellectual Property” means all intellectual property, including: (i) (1) patents, inventions, processes and methods; (2) copyrights; (3) trademarks, service marks, domain names, trade names, corporate names, logos, social media identifiers, trade dress and the goodwill of the business symbolized thereby; (4) know-how and trade secrets; and (ii) registrations, applications, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals and foreign counterparts related to the foregoing in clause (i).

SECTION 3.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries is, or since the Applicable Date has been, in violation of any applicable Environmental Law; (ii) each of the Company and its subsidiaries has obtained all permits, authorizations and approvals required under any applicable Environmental Laws for the operation of its respective businesses as currently conducted (excluding any such permits, authorizations or approvals held or required to be held by the applicable Managers for any such properties), and is in compliance with the requirements of such permits, authorizations and approvals; (iii) neither the Company nor any of its subsidiaries has received written notice of any pending or, to the knowledge of the Company, threatened in writing administrative or judicial actions, suits, demands, demand letters, claims, notices of noncompliance or violation or proceedings under any Environmental Law against the Company or any of its subsidiaries; and (iv) to the knowledge of the Company, there has been no release of Hazardous Materials by any Person, at or affecting any real property owned or leased by the Company or any of its subsidiaries that, if such property continues to be used as it currently is by the Company and its subsidiaries, would reasonably be expected to result in (A) an order from any Governmental Entity for the investigation or remediation of Hazardous Materials, or (B) an action, suit or proceeding by any private party or Governmental Entity under any applicable Environmental Laws, in either case (A) or (B) against the Company or any of its subsidiaries.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean Laws regarding pollution or protection of the environment, including those relating to the release or threatened release of Hazardous Materials or to the use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Hazardous Materials” shall mean any substance defined as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

SECTION 3.19 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of one of its financial advisors, J.P. Morgan Securities LLC (“J.P. Morgan”), to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Per Share Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of the outstanding shares of Common Stock (other than the Cancelled Shares). Such opinion has not been amended or rescinded as of the date of this Agreement.

SECTION 3.20 Brokers. Other than J.P. Morgan and Hodges Ward Elliott, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of J.P. Morgan and Hodges Ward Elliott related to this Agreement and the Transactions.

SECTION 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.9, no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company (each, a “Takeover Law”) or similar provisions under the organizational documents of the Company, is applicable to this Agreement or the Transactions.

SECTION 3.22 Affiliate Transactions. To the knowledge of the Company, there are not, as of the date hereof, any related party transactions, agreements, arrangements or understandings between the Company or its subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly owned subsidiaries of the Company), any director or officer of the Company or any of its subsidiaries or any Person beneficially owning 5% or more of the outstanding Shares, on the other hand, in each case, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

SECTION 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any Transaction Document, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent. Neither the Company nor any other Person will have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s use of, any such information (other than any representations and warranties provided in this Article III or in any Transaction Document), including any information, documents, projections, forecasts or other material made available to Parent or its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to the extent the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 4.1 Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited partnership or similar power and authority to own, lease, manage and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or, to the extent such concept is applicable, in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the Merger Sub LP Agreement and the Merger Sub Certificate of Limited Partnership, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of the Merger Sub LP Agreement or the Merger Sub Certificate of Limited Partnership in any material respect.

SECTION 4.2 Authority. Each of Parent and Merger Sub has all requisite limited partnership power and authority, and has taken all limited partnership or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement by (a) Parent and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate or similar action by the General Partner of Parent and (b) Merger Sub and the consummation by Merger Sub of the Transactions have been duly and validly authorized by all necessary limited partnership or similar action by the General Partner of Merger Sub, and no other limited partnership proceedings or stockholder or similar action on the part of Parent, Merger Sub or any of their respective Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder or thereunder, or to consummate the Transactions (other than the filing with the SDAT of the Articles of Merger as required by the MGCL and with the DE SOS of the Certificate of Merger as required by the DRULPA). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto, is a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The units of New Merger Sub Preferred Equity to be issued in the Merger, if any, have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past equityholder of Parent will have any preemptive right or similar rights in respect thereof.

SECTION 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not (i) breach, violate or conflict with the Merger Sub LP Agreement, Merger Sub Certificate of Limited Partnership or other governing documents of Merger Sub or the comparable governing instruments of Parent or any of its other respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, contravene, conflict with, breach or violate any Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the assets of Parent pursuant to, any Contracts to which Parent or any controlled Affiliate thereof, is a party or by which Parent or any of its controlled Affiliates or its or their respective properties or assets are bound (including any Contract to which a controlled Affiliate of Parent is a party), except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other Transactions by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities Laws, Takeover Laws and “blue sky” Laws, (ii) compliance with the applicable requirements of the NYSE, (iii) the filing with the SDAT of the Articles of Merger as required by the MGCL and with the DE SOS of the Certificate of Merger as required by the DRULPA, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent and its applicable subsidiaries will, as of the Effective Time, satisfy all requirements under each Management Agreement and each Franchise Agreement (in each case, to the extent made available to Parent prior to the date hereof) applicable to any transferee of such agreement and the property to which such agreement relates (including pursuant to Section 12.4 and 15.2 of each Management Agreement and (i) Section 14 of each Franchise Agreement other than the Baymont Franchise Agreement and (ii) Section 9 of the Baymont Franchise Agreement), except for requirements under any Management Agreement that by their express terms do not apply in the event of a termination thereof, solely to the extent such Management Agreement is validly terminated pursuant to its terms. Without limiting the foregoing, (i) unless waived by the franchisor party, Parent and its applicable subsidiaries will, as of the Effective Time, meet each of the applicable requirements relating to liquidity, net worth and operating experience set forth in Section 14.02(c) of each such Franchise Agreement, (ii) Parent and its applicable subsidiaries, collectively with their respective equity owners and applicable guarantors, (A) are not in arrears under any agreement with the franchisor party to any such Franchise Agreement or any of its Affiliates and do not owe any amounts to such parties that are 30 days or more past due, and (B) are not party to any pending litigation against any such franchisor or any of its Affiliates and (iii) Parent and its applicable subsidiaries are not Affiliates of the Company.

SECTION 4.4 Absence of Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5 Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement will, on the date it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company will be liable in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.7 Financing. Parent has delivered to the Company true, complete and correct copies of (a) the executed debt commitment letter, dated as of November 6, between Parent and the Debt Financing Sources party thereto (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith redacted in a manner as described below, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject only to the satisfaction of the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) and (b) executed equity commitment letters, dated as of the date hereof, among Parent and each of the Guarantors (including all exhibits, schedules and annexes thereto, the “Equity Financing Commitment”, and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which each of the Guarantors has committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing”, and together with the Debt Financing, the “Financing”) for the purpose of funding a portion of the Financing Uses. The Equity Financing Commitment provides that the Company is a third-party beneficiary thereof to the extent set forth therein. None of the Financing Commitments have been withdrawn, terminated, rescinded, repudiated, amended, modified or supplemented prior to the date of this Agreement by Parent and, to the knowledge of Parent, each of the other parties party thereto and no such withdrawal, termination, rescission, repudiation, amendment, modification or supplementation is contemplated by Parent and, to the knowledge of Parent, each of the other parties thereto and the respective commitments contained in the Financing Commitments have not been withdrawn, terminated, rescinded or repudiated in any respect as of the date hereof. Except for the fee letters referenced in the Debt Financing Commitments (complete copies of which have been provided to the Company, with only fee amounts and the economic terms related to the “market flex” provisions contained therein redacted (provided that Parent represents and warrants that the redactions in such fee letters do not relate to the imposition of any new conditions (or the modification or expansion of any existing conditions) or any reduction in the amount of the Debt Financing or otherwise relate to the termination, enforceability or availability of the Debt Financing), there are no side letters or Contracts to which Parent or any of its Affiliates is a party related to the availability or conditionality, as applicable, of the Financing or the Transactions other than as expressly set forth in the Financing Commitments delivered to the Company on or prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof. As of the date hereof, the

Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, each of the other parties party thereto and neither is Parent aware of any fact or occurrence existing on the date hereof or that would or would reasonably be expected to cause the Financing Commitments to be ineffective. Assuming that the conditions to the obligation of Parent to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied, as of the date hereof, there are no conditions precedent related to the funding of the full amount of the Financing (including pursuant to any “market flex” provisions in the fee letter or otherwise), other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. As of the date hereof, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other party thereto under any of the Financing Commitments, (ii) constitute a failure to satisfy a condition precedent on the part of Parent or any other party thereto under the Financing Commitments or (iii) result in any portion of the amount to be provided or funded in accordance with the Financing Commitments being unavailable on the Closing Date. Assuming that the conditions to the obligation of Parent to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied, and assuming the Financing is funded in accordance with the Financing Commitments, Parent will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration and the other payments under Article II, (including, to the extent required pursuant to Section 6.19, the aggregate IRS Matter Incremental Per Share Merger Consideration), (ii) pay any and all fees and expenses required to be paid by Parent and the Surviving Entity in connection with the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company or its subsidiaries contemplated by this Agreement or the Financing Commitments, and (iv) satisfy all of the other payment obligations of Parent and the Surviving Entity contemplated hereunder (clauses (i) through (iv), the “Financing Uses”). Parent affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent obtain the Financing or any other financing for or related to any of the Transactions.

SECTION 4.8 Limited Guarantees. Parent has furnished the Company with a true, complete and correct copy of each Limited Guarantee. The Limited Guarantees are in full force and effect and have not been amended or modified. Each Limited Guarantee is a (i) legal, valid and binding obligation of the applicable Guarantor and of each of the other parties thereto and (ii) enforceable in accordance with its respective terms against the applicable Guarantor and each of the other parties subject to the Bankruptcy and Equity Exception. There is no default under the Limited Guarantees by the Guarantors, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Guarantors.

SECTION 4.9 Ownership of Shares. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent or any of its Affiliates or subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Shares, in any case without regard to whether (i) such derivative conveys any voting rights in such securities to such Person or such Person’s Affiliates, (ii) such derivative is required to be, or capable of being, settled through delivery of securities or (iii) such Person or such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative.

SECTION 4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of limited partnership units of Parent or any of its Affiliates is necessary to approve this Agreement or the Transactions, other than as has already been obtained as of the date hereof.

SECTION 4.11 Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 7.1 and Section 7.2 have been satisfied or waived, (b) the compliance by the Company with its obligations hereunder in all material respects, (c) the representations and warranties of the Company in Article III are accurate and (d) the most recent projections, forecasts or estimates of the Company and its subsidiaries that have been provided to Parent have been prepared in good faith based on assumptions that were reasonable at such time, then immediately following the Effective Time and after giving effect to all of the Transactions, including the Financing, the payment of the aggregate consideration to which the stockholders and other equity holders of the Company are entitled under Article II, funding of any obligations of the Surviving Entity or its subsidiaries which become due or payable by the Surviving Entity and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Entity taken together with its subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

SECTION 4.12 Certain Arrangements. As of the date of this Agreement, neither Parent nor any of its Affiliates or any other Person on behalf of Parent or its Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or directors that is related to the Transactions or to the management of the Surviving Entity following the Effective Time.

SECTION 4.13 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub. Neither Parent, Merger Sub nor any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information (other than any representations and warranties provided in this Article IV), including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

SECTION 4.14 Access to Information; Disclaimer. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its subsidiaries and (ii) the documents provided by the Company for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the Transactions and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement or in any Transaction Document and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except as set forth in Article III of this Agreement or in any Transaction Document, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1 Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise contemplated by this Agreement, as required under the Management Agreements and the Franchise Agreements, as disclosed in the SEC Reports filed prior to the date of this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws, as required by or to the extent commercially reasonable in response to any COVID-19 Measures (so long as the Company keeps Parent reasonably informed of, and to the extent reasonably practicable, consults with Parent prior to the taking of any material action with respect to such COVID-19 Measures) or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall use its reasonable best efforts to conduct the business of the Company and its subsidiaries in the ordinary and usual course of business and maintain the status of the Company as a REIT and shall use its commercially reasonable efforts to preserve substantially intact its business organization and material business relationships with Governmental Entities, customers, suppliers, creditors, and lessors, and (b) without limiting the foregoing, the Company shall not and shall cause each of its subsidiaries not to:

(i) amend or otherwise change the Company Charter or Company Bylaws or materially amend or otherwise materially change the applicable governing instruments of any subsidiary of the Company;

(ii) make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any Person, corporation, partnership or other business organization or division thereof, in each case, except for (A) purchases of inventory and other assets (other than real property) in the ordinary course of business or pursuant to existing Contracts, (B) acquisitions or investments (other than real property) with a fair market value or purchase price not to exceed $5 million in the aggregate, or (C) any wholly owned subsidiaries of the Company;

(iii) grant, issue, sell, encumber, pledge or dispose of (or authorize the grant, issuance, sale, encumbrance, pledge or disposition of), any shares of capital stock, voting securities or other ownership interest, or any puts, calls, options, warrants, convertible securities or other rights or commitments of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except (a) for the issuance of Shares upon the vesting or settlement of Stock Units and PSUs outstanding on the date hereof pursuant to the terms of such Company Equity Awards as in effect on the date hereof, or (b) for any issuance, sale or disposition to the Company or a wholly owned subsidiary of the Company by any wholly owned subsidiary of the Company );

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except to satisfy applicable tax withholding upon the vesting of Restricted Stock or settlement of any Stock Units and PSUs outstanding on the date hereof, in each case, pursuant to the terms of such Company Equity Awards as in effect on the date hereof), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s wholly owned subsidiaries;

(v) except under the Company’s Credit Facilities, create or incur any Lien, other than Permitted Liens, in excess of $75 million of notional debt in the aggregate on any material assets of the Company or its subsidiaries, except for Liens that are required by or automatically effected by Contracts in place as of the date hereof;

(vi) make any loans or advances to any Person (other than the Company or any of its wholly owned subsidiaries);

(vii) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any Person, corporation, partnership or other business organization or division thereof or otherwise sell, assign, exclusively license, allow to expire, or dispose of any assets, rights or properties other than (A) sales, dispositions or licensing of equipment and/or inventory and other assets, excluding real property, in the ordinary course of business or pursuant to existing Contracts, (B) assignments of leases or sub-leases, in each case, in the ordinary course of business in connection with dispositions of assets that are otherwise permitted hereunder, (C) sales of obsolete assets in the ordinary course of business, (D) sales among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries or (E) sales of the properties set forth on Section 5.1(vii) of the Company Disclosure Letter;

(viii) declare, set aside, make or pay, or set a record date for, any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (A) the payment of dividends on Company Preferred Stock in accordance with their respective terms as set forth in the Company Charter, or the redemption of Company Preferred Stock in accordance with its terms as set forth in the Company Charter, (B) for any dividend or distribution by a wholly owned subsidiary of the Company to the Company or any wholly owned subsidiary of the Company, (C) dividends or distributions declared, set aside or paid by the Company or any of its wholly owned subsidiaries to any venture partners in any joint venture pursuant to existing Contracts made available to Parent, and (D) for the declaration and payment by the Company of dividends or distributions in accordance with Section 6.17);

(ix) make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) within the thresholds set forth in Section 5.1(b)(ix) of the Company Disclosure Letter or as required pursuant to the Management Agreements or the Franchise Agreements in effect as of the date of this Agreement, (B) expenditures not in excess of $15 million (net of insurance proceeds) in the aggregate that the Company reasonably determines are necessary to avoid a material business interruption, maintain the ability to operate in the ordinary course, or maintain the safety and integrity of any asset or property in response to any emergency, force majeure event or unanticipated and subsequently discovered events, occurrences or developments, (C) paid by any wholly owned subsidiary of the Company to the Company or to any other wholly owned subsidiary of the Company or (D) for the maintenance and repair at existing Company Real Property in the ordinary course of business consistent with past practice;

(x) (A) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract under clauses Section 3.8(a)(i), Section 3.8(a)(ii), Section 3.8(a)(iii), Section 3.8(a)(iv), Section 3.8(a)(v), Section 3.8(a)(viii), Section 3.8(a)(ix), Section 3.8(a)(x)(B) or Section 3.8(a)(xiii) of Section 3.8(a) had it been entered into prior to this Agreement, amend or modify, or terminate any Material Contract other than (i) expirations and renewals of any such Contract in the ordinary course of business in accordance with the terms thereof, (ii) non-exclusive licenses, covenants not to sue, releases, waivers or other non-exclusive rights under Intellectual Property owned by the Company and its subsidiaries, (iii) any agreement among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries or (iv) the termination of any Management Agreement or Franchise Agreement in connection with the sale of a property otherwise permitted hereunder or a default by a counterparty thereunder or (B) amend or modify, or grant any material consent under, any Material Contract relating to any joint venture;

(xi) except for intercompany loans between the Company and any of its subsidiaries or between any subsidiaries of the Company and for insurance premium financings pursuant to insurance agreements in effect as of the date hereof or entered into in the ordinary course of business, incur indebtedness for borrowed money or assume, guarantee or endorse the obligations of any Person (other than a subsidiary of the Company), in each case, in excess of $1 million in the aggregate, other than (A) indebtedness for borrowed money incurred in the ordinary course of business under the Company’s revolving credit facilities and other lines of credit existing as of the date of this Agreement but in any event not to exceed $2 million in the aggregate at any time outstanding, (B) guarantees by the Company or any subsidiary of the

Company of indebtedness of the Company or any other subsidiary of the Company the incurrence of which is not otherwise prohibited by this Agreement, (C) indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with or more beneficial than the indebtedness being refinanced or replaced), (D) indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course of business, (E) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts, which are (1) not entered for speculative purposes and (2) entered into in the ordinary course of business, or (F) indebtedness incurred among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries;

(xii) except pursuant to any Company Plan in accordance with its terms as in effect on the date of this Agreement, (A) increase the compensation or benefits of any of its directors, officers or employees, (B) grant any retention, change in control, severance or termination pay to any Company Employee, (C) establish, adopt, enter into, amend or terminate any Company Plan, except for offers of employment in connection with a replacement hiring as expressly permitted by this Section 5.1(b)(xii), (D) grant any compensation award (including equity or equity-based award), (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan, (F) accelerate the time of payment or vesting of any compensation, rights or benefits under any Company Plan, (G) terminate, hire or engage any employee, other than terminations for cause, or hiring or engaging employees in the ordinary course of business to replace departed employees, or (H) loan or advance any money or any other property to any present or former director, officer or employee of the Company or any subsidiary of the Company;

(xiii) make any material change in any financial accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xiv) except in each case to the extent the Company determines, after prior consultation with Parent, that such action is reasonably necessary to preserve the status of the Company as a REIT, (A) make any change to any material method of Tax accounting, (B) make, change or revoke any material Tax election, (C) surrender any claim for a refund of material Taxes, (D) enter into any closing agreement with respect to any material Taxes, (E) amend any material Tax Return, (F) surrender any right to claim any material Tax refund, (G) enter into any Tax Protection Agreement, (H) settle or compromise any material Tax liability, audit, claim, assessment or other proceeding, (I) seek any Tax ruling from any Tax authority or (J) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(xv) enter into or amend any collective bargaining agreement with any labor organization or other representative of any Company Employees;

(xvi) other than any Transaction Litigation or any litigation related to Taxes or Tax matters, settle or compromise any litigation, other than settlements or compromises of litigation (A) where the amount paid (net of insurance proceeds receivable) does not exceed $2.5 million in the aggregate (net of any insurance proceeds and indemnity, contribution or similar payments actually received by the Company or its subsidiaries in respect thereof), (B) where the amount is paid or reimbursed by an insurance carrier after any applicable deductible or a third party under an indemnity or similar obligation, or (C) does not impose any non-monetary relief or obligation on the Company and its subsidiaries (other than customary confidentiality obligations);

(xvii) merge or consolidate with any Person or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity or otherwise change the form of legal entity of such entity;

(xviii) enter into any new line of business outside its existing business as of the date of this Agreement;

(xix) vote to approve or otherwise consent to the taking of any action, or fail to exercise any rights to veto or prevent, any action by any joint venture of the company or its subsidiaries that would be prohibited by this Section 5.1 if such joint venture was a subsidiary of the Company;

(xx) take any action, or fail to take any action, which action or failure to act would reasonably be expected to cause the Company to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as applicable; or

(xxi) agree, authorize or commit to do any of the foregoing actions described in Sections 5.1(i) through Section 5.1(xx).

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its subsidiaries, in consultation with Parent, from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of the Company, upon advice of counsel, is reasonably necessary for any of the Company or any of its subsidiaries to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of the Company (in accordance Section 6.17) or otherwise.

SECTION 5.2 Conduct of Business of Parent and Merger Sub Pending the Merger. Except as otherwise expressly required by this Agreement or any Transaction Document or as required by applicable Law, each of Parent and Merger Sub agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, it shall not, and Parent shall cause each member of the Parent Group not to, directly or indirectly, take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other Transactions or their respective ability to satisfy their obligations hereunder.

SECTION 5.3 No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement or any Transaction Document (including Sections 5.1 and 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s, Merger Sub’s or their respective subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Non-Solicitation; Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 6.1, from the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not, shall cause its subsidiaries not to and shall direct its and their respective directors, officers, employees, agents, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, (i) initiate, solicit, propose, knowingly assist, knowingly encourage (including by way of furnishing information) or knowingly take any action to facilitate any inquiry, proposals or offers regarding, or the making of, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to, or furnish any non-public information to any Person in connection with, any Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions or negotiations), (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) negotiate, execute or enter into, any merger agreement, acquisition agreement or other similar definitive agreement for any Acquisition Proposal (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.1(b)(iii)); provided that it is understood and agreed that any determination or action by the Board of Directors of the Company expressly permitted under Section 6.1(b) or Section 6.1(c) shall not be deemed to be a breach or violation of this Section 6.1(a) and, in the case of Section 6.1(b) (other than clause (iv) thereof) shall not be deemed to give Parent a right to terminate this Agreement pursuant to Section 8.1(e)(ii).

(b) Exceptions. Notwithstanding anything to the contrary in Section 6.1 or Section 6.3, but subject to compliance with the remainder of this Article VI, nothing contained in this Agreement shall prevent the Company or its Board of Directors from:

(i) complying with its disclosure obligations under applicable Law or the rules and policies of the NYSE, from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the

Exchange Act (or any similar communications to the stockholders of the Company) or from making any legally required disclosure to stockholders with regard to the Transactions or an Acquisition Proposal; provided, that (x) such disclosure includes an express reaffirmation of the Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) this Section 6.1(b)(i) shall not be deemed to permit the Board of Directors of the Company to make a Change of Recommendation except to the extent otherwise permitted by this Section 6.1.

(ii) prior to (but not after) obtaining the Company Requisite Vote, contacting and engaging in limited communications with any Person or group of Persons and their respective Representatives who has made an Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof and solely so that the Company may inform itself about such Acquisition Proposal;

(iii) prior to (but not after) obtaining the Company Requisite Vote, (A) contacting and engaging in any communications, negotiations or discussions with any Person or group of Persons and their respective Representatives who has made an Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide Acquisition Proposal after the date hereof that was not solicited in material breach of Section 6.1(a), in each case, if the Board of Directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that, based on the information then available, such Acquisition Proposal constitutes or would reasonably be expected to constitute, result in or lead to a Superior Proposal and (II) has received from the Person who has made such Acquisition Proposal an executed Acceptable Confidentiality Agreement; provided that the Company shall provide to Parent any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent prior to or promptly following the time it is provided to such Person;

(iv) prior to obtaining the Company Requisite Vote, making a Change of Recommendation (only to the extent permitted by Section 6.1(c)(i) or Section 6.1(c)(ii)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c) Change of Recommendation.

(i) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Company Requisite Vote is obtained, if an Acquisition Proposal that did not otherwise result from a material breach of Section 6.1 is received by the Company, and the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisor(s) that such Acquisition Proposal would constitute a Superior Proposal, the Board of Directors of the Company may, if the Board of Directors of the Company has determined in good faith after consultation with its financial advisor(s) and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, (x) effect a Change of Recommendation and/or (y) terminate this Agreement pursuant to Section 8.1(d)(ii) in order to enter into a definitive written agreement providing for such Superior Proposal; provided, however, that the Company pays to Parent any Company Termination Payment required to be paid pursuant to Section 8.2(b)(i) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided further, that, (A) the Company will not be entitled to make a Change of Recommendation or terminate this Agreement in accordance with Section 8.1(d)(ii) unless (i) the Company delivers to Parent a written notice (such notice, a “Company Notice”) advising Parent that the Company’s Board of Directors intends to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Board of Directors of the Company (including the identity of the party making such Superior Proposal and a written summary of any additional material terms and conditions communicated orally), and shall include with such notice unredacted copies of the proposed transaction agreement (if any) and copies of any other documents evidencing or specifying the terms and conditions of such Acquisition Proposal, and (ii) at or after 5:00 p.m., New York City time, on the fourth Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice, the “Notice Period”), (B) after giving such Company Notice and prior to taking any action described in clauses (x) or (y) above, the Company shall negotiate in good faith with Parent (to the extent requested by Parent), to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal and (C) at the end of the Notice Period, prior to and as a condition to taking any action described in clauses (x) or (y) above, the Board of Directors of the Company shall take into account in good faith any changes to the terms of this Agreement proposed in writing by Parent in response to the Company Notice and any other information offered by Parent in response to the Company Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal, if such changes offered in writing by Parent (if any) were to be given effect. Any revision, amendment, update or supplement to the consideration or any other material terms of any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.1(d) and this Section 6.1(c)(i) and require a new Company Notice, except that references in this Section 6.1(c)(i) to “four (4) Business Days” shall be deemed to be references to “two (2) Business Days” and such two (2) Business Day period shall expire at 5:00 p.m. on the second (2nd) Business Day immediately following the day on which such new Company Notice is delivered (it being understood and agreed that in no event shall any such additional two (2) Business Day Notice Period be deemed to shorten the initial four (4) Business Day Notice Period).

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, the Company Requisite Vote is obtained, the Board of Directors of the Company may effect a Change of Recommendation if (x) an Intervening Event has occurred, and (y) prior to taking such action, the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisor(s), that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ duties under applicable Law; provided, however, that prior to effecting such Change of Recommendation, (A) the Company shall give Parent a Company Notice four (4) Business Days in advance, which notice shall include a reasonably detailed description of such Intervening Event, (B) after giving such Company Notice and prior to effecting a Change of Recommendation, the Company shall negotiate in good faith with Parent (to the extent requested by Parent), to make revisions to the terms of this Agreement and (C) at the end of the Notice Period, prior to and as a condition to effecting a Change of Recommendation, the Board of Directors of the Company shall take into account in good faith any changes to the terms of this Agreement proposed in writing by Parent in response to the Company Notice and any other information offered by Parent in response to the Company Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor(s) that (I) such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ duties under applicable Law if such changes proposed in writing by Parent (if any) were to be given effect.

(d) Notice of Acquisition Proposals. The Company agrees that immediately following the date hereof it shall promptly (and in any event within 24 hours) give notice to Parent of the receipt of any Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person making, such proposal, including proposed agreements received by the Company relating to such Acquisition Proposal, and thereafter shall keep Parent informed, on a reasonably current basis, of the status and material terms of any such proposals or offers (including any amendments or proposed amendments to the material terms thereof) and the status of any such discussions or negotiations and promptly provide (and in any event within twenty-four (24) hours) to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.1(b). Unless this Agreement has been validly terminated pursuant to Article VIII, the Company shall not take any action to exempt any person other than Parent from the restrictions on “business combinations” contained in any applicable Takeover Law or in the organizational documents of the Company, or otherwise cause such restrictions not to apply. The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.1.

(e) Existing Discussions. The Company agrees that immediately following the date hereof it shall (i) cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal, in each case that exist as of the date hereof, (ii) promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof and (iii) promptly terminate all physical and electronic data access previously granted to such Persons. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Board of Directors of the Company determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, the Company may, waive such standstill solely to the extent necessary to permit the applicable Person (if it has not been solicited in material violation of this Section 6.1) to make, on a confidential basis to the Board of Directors of the Company, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 6.1 so long as the Company promptly notifies Parent thereof after granting any such waiver.

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or its Affiliates) relating to (A) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, by any Person or group (as defined under Section 13 of the Exchange Act) of a business that constitutes 20% or more of the net revenues, net income or fair market value (as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (it being understood that total assets include equity securities of subsidiaries of the Company) of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, resulting in any Person or group (as defined under Section 13 of the Exchange Act) beneficially owning 20% or more of the total voting power of the equity securities of the Company, (C) any tender offer or exchange offer that if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act)beneficially owning 20% or more of the total voting power of the equity securities of the Company, or (D) any merger (including a reverse merger in which the Company is the Surviving Entity), reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or fair market value (as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (it being understood that total assets include equity securities of subsidiaries of the Company) of the Company and its subsidiaries, taken as a whole); in each case of clauses (A) through (D), other than the Transactions; provided that any proposal or offer to the extent related to any purchase of assets, properties or businesses to be divested or held separate in accordance with Section 6.4 shall not be deemed an Acquisition Proposal.

(ii) “Intervening Event” means any material event, development, change, effect or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that was not known and was not reasonably foreseeable by the Board of Directors of the Company on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known and were not reasonably foreseeable by the Board of Directors of the Company as of the date of this Agreement), which becomes known to the Company or to the Board of Directors of the Company after the date of this Agreement; provided that in no event shall the following events, changes or developments constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or (B) changes in the market price or trading volume of any securities of the Company or its subsidiaries or any change in credit rating or the fact that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (provided, however, that the underlying causes shall not be excluded by this clause (B)).

(iii) “Superior Proposal” means a bona fide and written Acquisition Proposal (except that the references in the definition thereof to “20% or more” shall be deemed to be references to “80% or more”), that the Board of Directors of the Company, after consultation with its outside legal counsel and its financial advisor(s), in good faith determines (x) is reasonably likely to be consummated in accordance with its terms and (y) would, if consummated, result in a transaction that is more favorable (including from a financial point of view) to the stockholders of the Company than the Transactions, in each case after taking into account all such factors and matters deemed relevant in good faith by the Board of Directors of the Company, including legal, financial (including the financing terms of any such proposal), regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of any financing contingency, the likelihood of termination, the likely timing of closing, the identity of and any prior dealings with the Person or Persons making the proposal, timing or other aspects of such proposal and the Transactions and any other aspects considered relevant in good faith by the Board of Directors of the Company and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.1(c)(i).

SECTION 6.2 Proxy Statement.

(a) The Company shall, with the assistance of Parent, prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (and in no event later than twenty-five (25) Business Days following the date of this Agreement), the Proxy Statement. Parent and the Company will cooperate with each other in the preparation of the Proxy Statement. Unless the Board of Directors of the Company has made a Change of Recommendation in accordance with Section 6.1(b)(iv), Section 6.1(c)(i) or Section 6.1(c)(ii), the Recommendation shall be included in the Proxy Statement.

(b) Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the filing of the Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. Parent shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall use its reasonable best efforts to (with the assistance of, and after consultation with, Parent) resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof, including filing any amendments or supplements as may be required. The Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Stockholders Meeting promptly after the date on which the Company is made aware that the SEC will not review the Proxy Statement or has no further comments on the Proxy Statement; provided, that if the SEC has failed to affirmatively notify the Company on or prior to the date that is ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement, then such mailing shall occur as promptly as practicable after such date.

(c) If at any time prior to the Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a Party, which information would require any amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company and Parent agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

SECTION 6.3 Stockholders Meeting. The Company, acting through its Board of Directors (or a committee thereof), shall as promptly as reasonably practicable following the date on which the Company is made aware that the SEC will not review the Proxy Statement or has no further comments on the Proxy Statement, take all action required under the MGCL, the Company Charter, the Company Bylaws and the applicable requirements of the NYSE necessary to promptly and duly call, give notice of, convene and hold as promptly as reasonably practicable a meeting of its stockholders for the purpose of (a) approving the Merger and (b) if and only if required or otherwise mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger or the transactions contemplated by a merger agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”); provided that the Company may (and, at the written request of Parent, shall) postpone, recess or adjourn such meeting (i) to the extent required by Law or duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under applicable Law or duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; provided that such adjournment or postponement shall not delay the Stockholders Meeting to a date on or after the fifth (5th) Business Day preceding the End Date, unless otherwise required by applicable Law. The Company, acting through its Board of Directors (or a committee thereof), shall (a) include in the Proxy Statement the Recommendation (subject to Section 6.1(b)(iv)), and, subject to the consent of J.P. Morgan, the written opinion of J.P. Morgan, and (b) subject to Section 6.1(b)(iv), use its reasonable best efforts to obtain the Company Requisite Vote (it being understood that the foregoing shall not require the Board of Directors of the Company to recommend in favor of the approval of the Merger if a Change of Recommendation has been effected in accordance with Section 6.1(c)(i) or Section 6.1(c)(ii)); provided that the Board of Directors of the Company may (A) fail to include the Recommendation in the Proxy Statement, (B) withdraw, modify, qualify, amend or change the Recommendation, (C) fail to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act for outstanding shares of Common Stock (other than by Parent or an Affiliate of Parent), in each case, within ten (10) Business Days after the commencement thereof, it being understood and agreed that, for all purposes of this Agreement, a communication by the Board of Directors of the Company to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not, in and of itself, be deemed to constitute a Change of Recommendation (so long as any such disclosure (x) includes an express reaffirmation of the Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation), or (D) formally resolve to effect or publicly announce an intention or resolution to effect any of the foregoing (any of the actions described in the foregoing clauses (A) through (D), a “Change of Recommendation”), in each case solely in accordance with the terms and conditions of Section 6.1(c)(i) or Section 6.1(c)(ii) and, following such Change of Recommendation, may fail to use such reasonable best efforts; provided, however, that, for the avoidance of doubt, none of (I) the determination by the Board of Directors of the Company that an Acquisition Proposal constitutes a Superior Proposal, (II) the taking of any action by the Company, its Board of Directors or any of its Representatives permitted by Section 6.1(b) or (III) the delivery by the Company to Parent of any notice contemplated by Section 6.1(c)(i) or Section 6.1(c)(ii), in each case so long as the Company or the Board of Directors of the Company does not intentionally issue any public statement to such effect and does not otherwise effect a Change of Recommendation thereby, will in and of itself constitute a Change of Recommendation. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Stockholders Meeting shall be convened and the Merger shall be submitted to the stockholders of the Company at the Stockholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation, including as a result of a Change of Recommendation.

SECTION 6.4 Further Action; Efforts.

(a) Each Party shall (and, in the case of Parent, cause each of its subsidiaries and controlled Affiliates (collectively, the “Parent Group”) to) use their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations or pursuant to any contract or agreement to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the End Date) and consummate the Transactions as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, and to obtain as promptly as reasonably practicable (and in any event no later than the End Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions expeditiously. In furtherance and not in limitation of the foregoing, each Party hereto agrees in the event that a filing is required pursuant to the HSR Act with respect to the Transactions, to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable and in any event within ten (10) Business Days following the date hereof, and to use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any applicable Antitrust Law and to use its reasonable best efforts to take any and all other actions necessary, proper or advisable to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as practicable. Parent will be solely responsible for and pay all filing fees payable to Governmental Entities under any Antitrust Law.

(b) Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts and obligations referenced in Section 6.4(a), use its reasonable best efforts to (i) consult and cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the Transactions; (iii) promptly notify the other Party of any communication received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private Party, in each case regarding any of the Transactions and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and any Governmental Entity with respect to the Transactions; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Entity in respect of the Transactions;

and (v) permit the other Party to review any communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person. No Party shall independently participate in any meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other Parties sufficient prior notice of the meeting and, to the extent permitted, the opportunity to attend and/or participate therein. Notwithstanding anything in this Agreement to the contrary, but without limiting each Party’s obligations under this Section 6.4, Parent shall, on behalf of the Parties, control and lead all communications and strategy for dealing with the applicable Governmental Entities with respect to any Antitrust Law that may be asserted by any Governmental Entity with respect to the Transactions, and Parent shall, on behalf of the Parties, control and lead the defense strategy for dealing with all Proceedings challenging the Transactions that are brought by any applicable Governmental Entity with respect to any Antitrust Law. Without limiting the foregoing, neither Parent nor any member of the Parent Group shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of the Company.

(c) Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, Parent shall, and shall cause each member of the Parent Group to, take any and all steps necessary, proper or advisable to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the Transactions under any Antitrust Law or (y) avoid the entry of, effect the dissolution of, and have vacated, modified, suspended, eliminated, lifted, reversed or overturned, any decree, decision, determination, order or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, that would, or would reasonably be expected to, prevent, restrain, enjoin, prohibit, make unlawful, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the End Date), including (A) proposing, negotiating, committing to, agreeing to and effecting, the sale, lease, divesture, disposition, or license (or holding separate pending such disposition) of any assets, operations, rights, product lines, licenses, properties, products, rights, services or businesses, or any interests therein, of the Company or its subsidiaries, (B) taking or agreeing to restrictions or actions that after the Effective Time would limit any Party’s or its controlled Affiliates’ freedom of action or operations with respect to, or its or their ability to retain, any assets, operations, rights, product lines, licenses, properties, products, rights, services or businesses, in each case, of the Company or its subsidiaries, or interests therein, or (C) agreeing to enter into, modify or terminate existing contractual relationships, and promptly effecting the sale, lease, license, divestiture and holding separate of, assets, operations, rights, product lines, licenses, properties, products, rights, services or businesses of the Company or its subsidiaries and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto or to such restrictions or actions; provided, however, that nothing in this Agreement shall require (I) the Company or Parent to effectuate or agree to effectuate any such action unless it is conditioned upon the Closing and only effective following the Closing, or (II) Parent to effect or agree, commit or consent to any divestiture, hold separate order, limitation on conduct or any other remedial action with respect to impacting any assets, operations, rights, product lines, licenses, properties, products, rights, services or businesses, or any interests therein, of Parent or any Person other than the Company or its subsidiaries, or interests therein.

(d) Subject to the obligations under Section 6.4(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other Transaction, or any other agreement contemplated hereby, (i) each of Parent and the Company shall, and Parent shall cause each member of the Parent Group to, cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, modified, suspended, eliminated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, enjoins, prohibits, makes unlawful, restricts or delays consummation of the Transactions, and (ii) Parent shall cause each member of the Parent Group, at Parent’s cost and expense, defend through litigation on the merits of any claim or action asserted in any court, agency or other proceeding by any Person or entity (including any Governmental Entity), whether judicial or administrative, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of, or otherwise in connection with, the Transactions. Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, none of the Company, any of its subsidiaries, nor any of their respective Representatives, shall be obligated to pay or commit to pay to any Person whose approval or consent is being solicited any cash or other consideration, agree to any term or make any accommodation or commitment or incur any liability or other obligation in connection with its obligations under this Section 6.4 that is not conditioned upon consummation of the Merger. Notwithstanding the foregoing, except as set forth in Article VII, obtaining any approval or consent from any Person pursuant to this Section 6.4 shall not be a condition to the obligations of the Parties to consummate the Transactions.

(e) Neither Parent nor Merger Sub, nor any member of the Parent Group shall, and Parent shall cause each member of the Parent Group not to, take any action, including acquiring or agreeing to acquire, including by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any Person, corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, properties or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation or such other action could reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity or private party necessary to consummate the Transactions or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity or private party seeking or entering an order prohibiting the consummation of the Transactions; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

(f) Notwithstanding anything to the contrary in this Section 6.4, the Parties may, as they deem advisable and necessary, provide sensitive information and materials to the other Party on an outside counsel-only basis or directly to the applicable Governmental Entity, while, to the extent feasible, making a version in which the sensitive information has been redacted available to the other Party.

SECTION 6.5 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent and (b) any Actions commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other Transactions; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or any Transaction Document or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 6.5 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 6.5.

SECTION 6.6 Access to Information; Confidentiality.

(a) Subject to applicable Law and any applicable COVID-19 Measures, from the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from Parent, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors, employees and representatives to, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to the Company’s and its subsidiaries’ officers, employees, books and records, and to the Company Real Property, as reasonably necessary to facilitate consummation of the Transactions; provided, that such access may be limited to the extent the Company or any of its subsidiaries reasonably determines, in light of applicable COVID-19 or COVID-19 Measures, that such access would reasonably be expected to jeopardize the health and safety of any employee of the Company or any of its subsidiaries, it being understood that the Company shall use its commercially reasonable efforts to provide, or cause its subsidiaries to provide, such access in a manner that would not reasonably be expected to jeopardize the health and safety of the employees of the Company and its subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any sampling or testing of environmental media or building materials or any other environmental sampling or testing.

(b) The foregoing provisions of Section 6.6(a) shall not require and shall not be construed to require the Company to permit any access to any of its officers, employees, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company would (i) unreasonably interfere with the Company’s or its subsidiaries’ business operations, (ii) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information reflecting the Company’s or its advisor’s analysis of the valuation of the Company or any of its subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, (iv) waive the protection of any attorney-client privilege or (v) result in the disclosure of any personal information that would reasonably be expected to expose the Company to the risk of liability under applicable Laws. In the event that the Company objects to any request submitted pursuant to and in accordance with Section 6.6(a) and withholds information on the basis of the foregoing clauses (ii) through (v), the Company shall inform Parent as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments (including, if reasonably requested by Parent, entering into a joint defense agreement with Parent on customary and mutually acceptable terms if requested with respect to any such information). The Company may reasonably designate competitively sensitive material provided to Parent as “Outside Counsel Only Material” or with similar restrictions, which materials and the information contained therein shall be given only to the outside legal counsel of Parent or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.6 shall be directed to the Person designated by the Company and all information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c) Parent shall comply with the terms and conditions of the Confidentiality Agreement, dated July 22, 2021, between the Company and Highgate Holdings, Inc. (as it may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, treat and use, in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent in connection with the Transactions in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the Shares from the NYSE as promptly as reasonably practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

SECTION 6.8 Publicity. The initial press release regarding the Transactions shall be a joint press release and, except in connection with the receipt or existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation (in each case subject to the applicable terms of this Agreement), thereafter the Company, Parent shall consult with each other prior to issuing, and give each other the reasonable opportunity to review, any press releases or otherwise making public announcements with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or, in the case of the Company, by the duties of the Board of Directors of the Company as reasonably determined by the Board of Directors of the Company), in each case, as determined in the good faith judgment of the Party proposing to make such release or other public announcement (in which case, such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party); provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that consist solely of information previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 6.8 to the extent such disclosure is consistent in all material respects with the information previously disclosed and still accurate at the time of such disclosure; provided, further, that the first sentence of this Section 6.8 shall not apply to (x) any disclosure of information concerning this Agreement or any Transaction Document in connection with any dispute between the Parties regarding this Agreement or the Transactions and (y) internal announcements to employees which are not made public. Notwithstanding the foregoing, Parent and its Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

SECTION 6.9 Employee Benefits.

(a) For a period of at least 12 months following the Effective Time (the “Benefit Continuation Period”), Parent shall provide to each employee of the Company or its subsidiaries who continues to be employed by the Surviving Entity or any subsidiary or Affiliate thereof (the “Continuing Employees”), (i) a salary, wage and target bonus opportunity that, in each case, is no less favorable than the salary, wage and target bonus opportunity that was provided to such Continuing Employee immediately prior to the Effective Time and (ii) employee welfare and other benefits that are no less favorable in the aggregate to the employee welfare and other benefits (excluding equity-based compensation, defined benefit pensions or post-employment health or welfare benefits) provided to such Continuing Employee immediately prior to the Effective Time. For the duration of the Benefit Continuation Period, Parent or one of its Affiliates shall maintain for the benefit of each Continuing Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided to such Continuing Employee immediately prior to the Effective Time, each of which is listed in Section 6.9(a) of the Company Disclosure Schedule.

(b) If the Closing has not occurred by January 1, 2022, then on or as soon as practicable following the Closing Date, a pro-rated portion of the bonuses or short term incentives that relate to performance during the Company’s 2022 fiscal year shall (each, a “Prorated Bonus”) be paid to employees eligible to receive such bonuses or incentives pursuant to terms of the Company’s annual bonus plans or short term incentive plans that relate to the 2022 fiscal year (the “2022 Bonus Plans”), with the amount of each Prorated Bonus based on the number of days that occurs during the 2022 fiscal year prior to the Closing (with performance goals or metrics deemed achieved at target). If the Closing has not occurred by January 31, 2022, then Parent shall honor and assume, or shall cause to be honored and assumed, the 2022 Bonus Plans in accordance with their terms, provided that such plans have been adopted and implemented without violation of this Agreement.

(c) To the extent that any employee benefit plan of Parent, the Surviving Entity or any of their respective subsidiaries is made available to any Continuing Employee on or following the Effective Time (a “Parent Benefit Plan”), Parent or any of its subsidiaries (including the Company and any subsidiaries thereof) shall (i) use commercially reasonable efforts to waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent or its Affiliates with respect to Continuing Employees and their eligible dependents, (ii) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which participation commences towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the commencement of participation for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding eligibility or benefit accrual under any defined benefit pension plan) under each applicable Parent Benefit Plan as if such service had been performed with Parent.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Entity or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Entity or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Entity, the Company or any Affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Entity or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

SECTION 6.10 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Entity shall indemnify and hold harmless each present (as of the Effective Time) and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with the fact that such Person is or was a director or officer of the Company or any of its subsidiaries or serving in such capacity at the request thereof or any acts or omissions occurring or alleged to occur prior to the Effective Time in such person’s capacity as a director or officer of the Company or any of its subsidiaries or serving in such capacity at the request thereof, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Maryland Law and its Company Charter and Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Entity shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding to the fullest extent permitted under applicable Law, the Company Charter, the Company Bylaws or the certificate of incorporation, articles of incorporation and bylaws, or equivalent organizational documents, of any subsidiary; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.10); provided further that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Maryland Law and the Company’s Charter and the Company’s Bylaws shall be made by independent counsel selected by the Surviving Entity. In the event of any such Proceeding (x) neither Parent nor the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents, and (y) the Surviving Entity shall reasonably cooperate in the defense of any such matter. In the event any Proceeding is brought against any Indemnified Party and in which indemnification could be sought by such Indemnified Party under this Section 6.10, (i) the Surviving Entity shall have the right to control the defense thereof after the Effective Time, (ii) each Indemnified Party shall be entitled to retain his or her own counsel, whether or not the Surviving Entity shall elect to control the defense of any such Proceeding, (iii) the Surviving Entity shall pay all reasonable fees and expenses of any one such counsel retained by an Indemnified Party promptly after statements therefor are received, whether or not the Surviving Entity shall elect to control the defense of any such Proceeding, and (iv) no Indemnified Party shall be liable for any settlement effected without his or her prior express written consent.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.10, upon learning of any such Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Entity of any liability it may have to such Indemnified Party except to the extent such failure actually prejudices the indemnifying Party.

(c) The provisions in the Surviving Entity’s limited partnership agreement and certificate of limited partnership with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Charter and the Company’s Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(d) The Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the Transactions, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided that in no event will the premium of such insurance coverage exceed 300% of the current annual premium paid by the Company for such purpose. In the event the Company elects to purchase such a “tail policy”, Parent shall maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. If the Company elects not to purchase such a “tail policy”, then Parent shall maintain at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided that in no event will the premium of such insurance coverage exceed 300% of the current annual premium paid by the Company for such purpose. Parent agrees to honor and perform under all indemnification agreements entered into by the Company or any of its subsidiaries with any Indemnified Party.

(e) If Parent or the Surviving Entity or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Entity shall assume or succeed to all of the obligations set forth in this Section 6.10.

(f) The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Company Charter or Company Bylaws or the comparable governing instruments of any of its subsidiaries, or under any applicable Contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its subsidiaries or its or their respective officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

(g) The provisions of this Section 6.10 shall survive the Merger for a period of six years following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

SECTION 6.11 Parent Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing, including using reasonable best efforts to (A) comply with and maintain in full force and effect the Financing Commitments, (B) negotiate and execute definitive agreements with respect to the Debt Financing on the terms contained in the Debt Financing Commitments (including any “market flex” provisions applicable thereto in accordance with the terms set forth in the Debt Financing Commitment) or on terms that are substantially comparable or more favorable to Parent than the terms contained in the Debt Financing Commitments (including any “market flex” provisions applicable thereto), in each case, which terms do not effectuate Restricted Financing Changes (such definitive agreements, the “Definitive Financing Agreements”), (C) satisfy on a timely basis (or obtain the waiver of) all conditions applicable to Parent in the Financing Commitments and such Definitive Financing Agreements that are to be satisfied by Parent and to consummate the Financing at or prior to the Closing, (D) enforce its rights against the other parties to the Financing Commitments and the Definitive Financing Agreements and (E) consummate the Financing. Parent shall obtain the Equity Financing contemplated by the Equity Financing Commitment upon satisfaction or waiver of the conditions to Closing in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). To the extent reasonably requested by the Company from time to time, Parent shall keep the Company informed in reasonable detail of any material developments concerning the status of its efforts to arrange and obtain the Debt Financing, and Parent shall promptly respond to any such request from the Company concerning such status.

(b) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions applicable thereto) contemplated in the Debt Financing Commitments or to the extent that Parent reasonably believes in good faith that it will not have funds available that are sufficient to enable it to fund the Financing Uses in full, Parent shall promptly notify the Company and Parent shall use its reasonable best efforts and as promptly as practicable after the occurrence of such event, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain alternative financing from the same or alternative sources in an amount sufficient, when added to the portion of the Financing that is and remains available to Parent, to consummate the Transactions and to pay all Financing Uses (“Alternative Financing”) and to obtain and provide the Company with a copy of, the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”), which Alternative Financing Commitment Letter will not, and Parent shall not be required to agree to, (i) include terms and conditions (including any “market flex” provisions applicable thereto) that are less beneficial to Parent than those contemplated in the Debt Financing Commitments (including any “market flex” provisions applicable thereto), taken as a whole, or (ii) involve (or expand upon) any conditions to funding of the Debt Financing that are more onerous than the conditions contained in the Debt Financing Commitments; provided, that nothing herein or in any other provision of this Agreement shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, (i) Parent or any of its Affiliates to waive any material term or condition of this Agreement, (ii) Parent or any of its Affiliates to seek alternative financing to the extent otherwise agreed in writing by the Company and Parent or (iii) Parent or any of its Affiliates to seek any additional equity financing commitments. As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof) (A) to Financing or Debt Financing shall include Alternative Financing, (B) to Financing Commitments or Debt Financing Commitments shall include the Alternative Financing Commitment Letter and (C) to Definitive Financing Agreements shall include the definitive documentation relating to any such Alternative Financing. Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Financing necessary to fund the Financing Uses.

(c) Without limiting the generality of Section 6.11(b), Parent shall promptly (and, in any event, within one (1) Business Day) notify the Company in writing of the occurrence of any of the following: (i) valid termination, withdrawal, repudiation, rescission, cancellation or expiration of any Financing Commitment or Definitive Financing Agreement of which Parent has knowledge, (ii) any breach or default under any Financing Commitment or Definitive Financing Agreement by any party to such Financing Commitment or Definitive Financing Agreement of which Parent has knowledge, or (iii) receipt by any of Parent or any of their Affiliates or Representatives of any notice or other communication from any Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination, withdrawal, rescission or repudiation by any party to any Financing Commitment or Definitive Financing Agreement or any provision of any Financing Commitment or Definitive Financing Agreement (including any proposal by any Debt Financing Source to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Financing contemplated) any Financing Commitment) or (B) material dispute or disagreement between or among any parties to any Financing Commitment or Definitive Financing Agreement. Parent shall promptly provide to the Company and its Representatives any and all information reasonably requested by the Company relating to any of the circumstances referred to in this Section 6.11(c).

(d) Parent shall not permit or consent to or agree to (i) any amendment, restatement, replacement, supplement, termination, reduction or other modification or waiver of any condition, provision or remedy under, the Equity Financing Commitment (other than to increase the amount of Equity Financing available thereunder), (ii) any amendment, restatement, replacement, supplement, termination or other modification or waiver of any condition, provision or remedy under, the Debt Financing Commitments or Definitive Financing Agreements if such amendment, restatement, supplement, termination, reduction, modification or waiver would reasonably be expected to (A) impose new or additional conditions precedent to the funding of the Debt Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, in any such case, from those set forth in the Debt Financing Commitments on the date of this Agreement, (B) change the timing of the funding of the Financing thereunder, (C) be reasonably expected to impair, materially delay or prevent the availability of all or a portion of the Financing or the consummation of the Transactions, (D) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing (except as set forth in any “market flex” provisions existing on the date of this Agreement)) to an amount below the amount needed to consummate the Transactions or (E) otherwise materially and adversely affect the ability of the Company, Parent to enforce their rights under the Financing Commitments or to consummate the Transactions or the timing of the Closing, including by making the funding of the Financing less likely to occur ((A)-(E), the “Restricted Financing

Changes”); provided that, for the avoidance of doubt, Parent may amend, replace, supplement and/or modify the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof; or (iii) the early termination of the Financing Commitments or any Definitive Financing Agreement prior to the receipt of the applicable Financing to an amount less than the amount needed to comply with the foregoing clause (ii)(D). Parent shall furnish to the Company a copy of any amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the Financing Commitments or the Definitive Financing Agreements promptly upon execution thereof. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent that speak as of the date hereof), references to the “Debt Financing Commitments” shall include such document as permitted or required by this Section 6.11 to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.

(e) Prior to the Closing Date, the Company agrees to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Subsidiaries and their respective Representatives to provide, in each case at Parent’s sole cost and expense, such cooperation as is necessary, customary and reasonably requested by Parent for financings of the type contemplated in connection with the arrangement of the Debt Financing contemplated by the Debt Financing Commitments, including using reasonable best efforts to:

(i) upon reasonable prior notice, cause members of management of the Company and its subsidiaries to participate in a reasonable number of meetings and presentations with prospective lenders, and sessions with the ratings agencies contemplated by the Debt Financing Commitments, in each case in connection with the Debt Financing and only to the extent customarily needed for financings of the type contemplated by the Debt Financing Commitments at reasonable times and locations mutually agreed (which meetings may be virtual);

(ii) cause members of management of the Company to reasonably assist Parent in Parent’s preparation of (A) any bank information memoranda and related lender presentations or other materials customarily required in connection with a CMBS offering and (B) customary materials for rating agency presentations required in connection with a CMBS offering; provided that any such bank information memoranda or lender presentation or material that includes disclosure and financial statements with respect to the Company shall only reflect the Surviving Entity as the obligor(s) and no such bank information memoranda, lender presentations or materials shall be prepared by the Company or its subsidiaries;

(iii) provide Parent all reasonable documentation and other information with respect to the Company as shall have been reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and, if the Company or any of its Subsidiaries qualifies as “legal entity customers” under the Beneficial Ownership Regulation (as defined in the Debt Financing Commitments), a Beneficial Ownership Certification (as defined in the Debt Financing Commitments);

(iv) reasonably facilitating the pledging of Company Real Properties and other collateral in connection with the Debt Financing (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of their officers or employees involved);

(v) to the extent reasonably requested by the Debt Financing Sources, use commercially reasonable efforts to instruct the Company’s certified independent auditors to provide customary consent to use of their audit reports in any materials relating to the Debt Financing, including offering memoranda that include or incorporate the party’s consolidated financial information and their reports thereon in accordance with normal customary practice and customary comfort letters with respect to historical financial information in connection with the Debt Financing relating to the Company and its Subsidiaries in customary form;

(vi) providing such financial, statistical and other pertinent financial information reasonably requested and as is customarily delivered in connection with a CMBS offering;

(vii) subject to the limitations on sampling and testing in Section 6.6, applicable Law and any applicable COVID-19 Measures and subject to the terms of the Ground Leases, Franchise Agreements and Management Agreements, permit Parent to obtain appraisals, property condition and engineering reports, environmental reports, surveys, title commitments and zoning reports required in connection with the Debt Financing;

(viii) to the extent reasonably requested by the Debt Financing Sources, request Franchisor deliver comfort letters in the form required by the Manager Letter Agreement, estoppels (including from any tenants, ground lessors or condominium or REA counterparties) and SNDAs;

(ix) subject to Section 6.6, applicable Law and any applicable COVID-19 Measures, provide Parent, the Debt Financing Sources and their respective Representatives reasonably timely and customary access, upon reasonable request and notice, to conduct site visits and inspections at the Company Real Properties and properties as Parent or the Debt Financing Sources reasonably deem necessary during normal business hours to complete their reasonable and customary due diligence, provided that (i) the same shall not unreasonably interfere with the normal operations of the Company Real Properties, (ii) the Company shall be entitled to have representatives present at all times during such site visits and (iii) the same shall be done in accordance with the terms of the Ground Leases, Franchise Agreements and Management Agreements; and

(x) cooperate in connection with the repayment of any existing indebtedness of the Company’s Credit Facilities (the “Funded Indebtedness”) as of the Effective Time and the release of related liens following the payoff of the Funded Indebtedness, including, upon the request of Parent, delivering such payoff or similar notices required under any of the Company’s Credit Facilities and delivering to Parent when available (provided that Company shall use reasonable best efforts to provide such payoff letters at least two (2) Business Days prior to the Closing Date) copies of payoff letters for the Funded Indebtedness in form and substance customary for the financing of similar type to the applicable Funded Indebtedness (provided that, in each case, none of the Company or any of its subsidiaries shall be required to (x) deliver any notices or obtain any payoff letters for the Funded Indebtedness that are not conditioned on the occurrence of the Effective Time or (y) release any liens prior to the Effective Time and the payoff of the Funded Indebtedness).

(f) Notwithstanding anything herein to the contrary, (i) such requested cooperation pursuant to Section 6.11(e) or this Section 6.11(f) shall not (A) unreasonably disrupt or interfere with the day-to-day business or the operations of the Company or its subsidiaries or (B) cause competitive harm to the Company or its subsidiaries if the Transactions are not consummated, (ii) nothing in Section 6.11(e) or this Section 6.11(f) shall require cooperation to the extent that it would (A) subject any of the Company’s or its subsidiaries’ respective directors, managers, officers, employees or Representatives to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, the Company’s and/or any of its subsidiaries’ organizational documents or any Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which the Company or any of its subsidiaries is a party, (C) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (D) cause any breach of this Agreement or any Transaction Document, (iii) neither the Company nor any subsidiary thereof shall be required to (A) pay any commitment or other similar fee or incur or, prior to the Closing Date, assume any liability or other obligation in connection with the financings contemplated by the Financing Commitments (without limiting its obligation to provide customary authorization letters, if applicable), the Definitive Financing Agreements, the repayment of the Funded Indebtedness or the Financing or be required to take any action that would subject it to actual or potential liability, to bear any out of pocket cost or expense not subject to reimbursement pursuant hereto or to make any other payment or agree to provide any indemnity in connection with the Financing Commitments, the Definitive Financing Agreements, the repayment of the Funded Indebtedness, the Financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where the Company determines, reasonably based on advice of counsel, that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contract, (D) waive or amend any terms of this Agreement or any other Contract to which the Company or its subsidiaries is party, (E) prepare separate financial statements for any Subsidiary of the Company, any pro forma financial statements or financial projections or any other financial statements or information not otherwise prepared by the Company in the ordinary course of its business, (F) change any fiscal period thereof or (G) file or furnish, prior to the Effective Time, any reports or information with the SEC in connection with or as a result of the Financing (including as a result of the inclusion of any material, non-public information of or relating to the Company and its Subsidiaries in any offering document or marketing materials relating to the Financing) and (iv) none of the Company or any of its subsidiaries or their respective directors, managers, officers or employees, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any Definitive Financing Agreement, with respect to the Financing or the repayment of the Funded Indebtedness or adopt any resolutions or take any other actions approving the agreements, documents and instruments pursuant to which the Financing is obtained, including any Definitive Financing Agreement unless Parent shall have determined that such applicable director or manager of the Company’s subsidiaries are to remain as directors or managers of the Company’s subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time.

(g) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable and documented outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing or the repayment of the Funded Indebtedness, including participating in any meetings) to the extent incurred by the Company, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 6.11(g) and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing or the repayment of the Funded Indebtedness and the performance of their respective obligations under this Section 6.11(g) (including any action taken in accordance with this Section 6.11(g)) and any information utilized in connection therewith, except in the event such costs, expenses or liabilities arise out of or result from (x) willful misconduct, gross negligence or fraud by the Company or any Representative as determined by a final and non-appealable judgment of a court of competent jurisdiction or (y) from historical financial information provided to Parent in writing by the Company or its Subsidiaries specifically in connection with their obligations pursuant to this Section 6.11(g).

(h) All non-public or otherwise confidential information regarding the Company or its subsidiaries obtained by Parent or any of its respective Representatives pursuant to this Section 6.11(g) shall be kept confidential in accordance with the Confidentiality Agreement.

(i) For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 6.11(g) represent the sole obligation of the Company, its subsidiaries, and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing or the repayment of the Funded Indebtedness and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

SECTION 6.12 Takeover Statutes. If any Takeover Law is or becomes applicable to the Merger or the other Transactions, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors or General Partners shall grant such approvals and shall use reasonable best efforts to take such actions as are reasonably necessary so that such transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Law on such transactions. Nothing in this Section 6.12 shall be construed to permit Parent to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement or any Transaction Document.

SECTION 6.13 Transaction Litigation. In the event that any stockholder litigation (including any class action or derivative litigation) related to this Agreement, the Merger or the other Transactions, including disclosures made under securities laws and regulations related thereto, is brought against the Company, its officers or any members of its Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in (but not control) the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. The Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.14 Obligations of Surviving Entity; Obligations of Subsidiaries. Parent shall take all action necessary to cause the Surviving Entity, from and after the Effective Time, to perform its obligations under this Agreement, the Financing Commitments and any Alternative Financing. The Company shall take all actions necessary to cause its subsidiaries to perform their respective obligations under this Agreement.

SECTION 6.15 Rule 16b-3. Prior to the Effective Time, the Company shall use its reasonable best efforts to take such steps as may be necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.16 Accrued Dividends. In the event that a dividend or distribution with respect to the Common Stock or the Company Preferred Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, the holders of shares of Common Stock and the holders of the shares of Company Preferred Stock entitled to receive such dividend or distribution shall be entitled to receive such dividend or distribution from the Company or the Surviving Entity, as applicable, in each case immediately prior to the time such shares are exchanged pursuant to Article II of this Agreement for the consideration set forth therein.

SECTION 6.17 Dividends. Notwithstanding anything else to the contrary in this Agreement, from and after the date hereof and prior to the Effective Time, the Company shall be permitted to declare and pay a dividend to its stockholders distributing any amounts determined by the Company (in consultation with Parent) to be the minimum dividend required to be distributed in order for the Company to (i) maintain the Company’s qualification for taxation as a

REIT under the Code and (ii) avoid to the extent reasonably possible the payment of income or excise tax (including under Section 857 or 4981 of the Code) or any other entity-level Tax (the “Special Pre-Closing Dividend”). If the Company (in consultation with Parent) determines that it is necessary to declare a Special Pre-Closing Dividend in accordance with this Section 6.17, the Per Share Merger Consideration shall be decreased by an amount equal to the per share amount of such Special Pre-Closing Dividend.

SECTION 6.18 Company Preferred Stock. On or prior to the Closing, at the written request of Parent, the Company shall, and to the extent required pursuant to the Articles Supplementary, the Company may (a) mail, or cause to be mailed, a Change of Control Offer (as defined in the Articles Supplementary, as amended, classifying and designating the Company Preferred Stock (the “Articles Supplementary”)) to each holder of shares of Company Preferred Stock in accordance with the Articles Supplementary to the Company Charter, and (b) take all other actions, other than the payment of amounts required to redeem the Company Preferred Stock and the payment of fees or expenses relating to the redemption (except to the extent such amounts have been provided by Parent to the Company at the Closing), and prepare all other documents as may be necessary to comply with Section 4(c) of the Articles Supplementary; provided, however, that (i) such Change of Control Offer shall not be required to be issued by the Company prior to the Closing unless the redemption provided for in such notice is conditioned on the occurrence of the Closing and (ii) the Company and its counsel shall not be responsible for delivering any legal opinions at Closing in connection with the redemption of the Company Preferred Stock and any such legal opinions shall be delivered by counsel to Parent or another nationally recognized law firm (provided, that the Company reasonably cooperates in providing information or other documentation reasonably requested in connection with delivery of any such opinion); provided, further, that the Company confirms it is not aware of any such opinions which are reasonably expected to be required in connection with such redemption.

SECTION 6.19 IRS Matter.

(a) Adjustment of Merger Consideration. Promptly following the date of this Agreement, the Company shall use reasonable best efforts to enter into an IRS Matter Qualified Closing Agreement pursuant to and consistent with the IRS Matter November Settlement Communications, including by promptly delivering to the IRS copies of the IRS Matter November Settlement Communications duly executed by the Company, and use reasonable best efforts to take, or cause to be taken, any actions and do, or cause to be done, any things that may, in each case, be necessary, proper or advisable in order to obtain fully countersigned copies thereof from the IRS. The Parties hereby acknowledge and agree that the IRS Matter November Settlement Communications, if duly executed by the Company and the IRS, constitute, collectively, an IRS Matter Qualified Closing Agreement for purposes of this Agreement. In the event that, prior to the Closing, (i) the Company enters into an IRS Matter Qualified Closing Agreement or (ii) Parent delivers an IRS Matter Notice to the Company, the Per Share Merger Consideration shall be increased by an amount equal to the IRS Matter Incremental Per Share Consideration, and the Per Share Merger Consideration as so adjusted shall be deemed to be the “Per Share Merger Consideration” for all purposes of this Agreement. The Company shall give notice to Parent promptly, and in any event within one (1) Business Day, of the entry by the Company into any IRS Matter Letter of Intent or IRS Matter Closing Agreement (which notice shall contain an unredacted copy of such IRS Matter Letter of Intent or IRS Matter Closing Agreement).

(b) Company’s Right to Settle IRS Matter. Notwithstanding anything to the contrary in this Agreement but subject to the other provisions of this Section 6.19, the Company may, at its sole discretion, from the date of this Agreement until the Closing, (i) engage in communications, negotiations and discussions with the IRS with respect to the IRS Matter and take, or cause to be taken, any actions and do, or cause to be done, any things that may, in each case, be necessary, proper or advisable in order to enter into an IRS Matter Qualified Letter of Intent and/or an IRS Matter Qualified Closing Agreement as promptly as reasonably practicable and advisable, including preparing and filing any documentation to effect any notices, filings or submissions in connection therewith and (ii) enter into any IRS Matter Qualified Letter of Intent or IRS Matter Qualified Closing Agreement. Prior to the Closing, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), enter into any IRS Matter Letter of Intent or IRS Matter Closing Agreement that is not an IRS Matter Qualified Letter of Intent or IRS Matter Qualified Closing Agreement, respectively. Following the execution of any IRS Matter Qualified Letter of Intent or IRS Matter Qualified Closing Agreement, the Company shall not amend, modify or waive any provision of, in each case in any manner adverse to the Company, or withdraw or terminate such, IRS Matter Qualified Letter of Intent or IRS Matter Qualified Closing Agreement without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned). Without limiting this Section 6.19 or Section 7.2(b) Parent acknowledges and agrees that the Company’s entry into any IRS Matter Qualified Letter of Intent or IRS Matter Qualified Closing Agreement, in and of itself, is not a condition to the Closing.

(c) Delayed Closing. Notwithstanding Section 1.2, the date of the Closing shall be the later of (A) the date on which the Closing would be required to occur pursuant to Section 1.2 (subject to Parent’s right to delay the Closing pursuant to Section 1.2) and (B) the earliest of the following (for the avoidance of doubt, in each case subject to the satisfaction or, to the extent permitted by applicable Law, waiver in accordance with this Agreement of, the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing)):

(i) the date that is the third (3rd) Business Day following the day on which the Company validly gives Parent notice that it has entered into an IRS Matter Qualified Closing Agreement;

(ii) the date that is the third (3rd) Business Day following the day on which Parent elects, in its sole discretion, to deliver to the Company an IRS Matter Notice; and

(iii) the date that is six (6) months from the date of this Agreement or such earlier date as may be mutually agreed by Parent and the Company.

(d) Cooperation. Parent, on the one hand, and the Company, on the other hand, shall, in connection with the transactions contemplated by this Section 6.19, use its reasonable best efforts to (i) consult and cooperate with each other in connection with any filing or submission to the IRS or any communications, negotiations and discussions with the IRS with respect to the IRS Matter and actions necessary, proper or advisable in order to enter into an IRS Matter Qualified Letter of Intent and IRS Matter Qualified Closing Agreement (including, prior to the Closing, by providing Parent with advance notice of, and permitting Parent to attend (as a silent participant, which shall be effected by the Company delivering an executed Form 8821 to the IRS) all negotiations, discussions and similar meetings with the IRS with respect to the IRS Matter and to review and comment on any written communications and documentation with respect thereto); (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any filing or submission to the IRS with respect to the IRS Matter; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the IRS, in each case regarding the IRS Matter and furnish the other Party promptly with copies of all written correspondence, filings and communications between them and the IRS with respect to the IRS Matter; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the IRS in respect of the IRS Matter; and (v) permit the other Party to review any communication to be provided to the IRS, and consult with such other Party and consider in good faith such other Party’s reasonable comments, in connection with any filing, notice, submission, substantive communication, substantive meeting or conference. Prior to the Closing, Parent shall not, and shall not permit its Representatives to, independently or jointly with the Company, participate in any meeting or communication with the IRS or make any filing or submission to the IRS, or furnish to the IRS any information, in each case in respect of the IRS Matter, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed). The Company shall keep Parent informed on a reasonably current basis and otherwise provide such information as Parent reasonably requests regarding any material developments, discussions or negotiations relating to the IRS Matter.

(e) Definitions. For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “IRS Matter” means that certain federal tax controversy (previously disclosed in the SEC Reports) whereby the IRS has sought to (i) redetermine the rents paid to La Quinta Corporation (to which CPLG L.L.C., formerly La Quinta L.L.C., is the successor in interest) by BRE/LQ Operating Lessee Inc. (to which CPLG HOL L.L.C., formerly LQ Operating Lessee L.L.C., is the successor in interest), and to impose a 100% excise tax on such redetermined rents, (ii) disallow certain net operating loss deductions of BRE/LQ Operating Lessee Inc. (to which net operating losses deductions La Quinta Holdings, Inc. is a successor under Section 381 of the Code) and (iii) redetermine the liability of such entities in respect of U.S. federal income and excise Taxes, (x) in each case (other than La Quinta Holdings, Inc.), for tax years ended December 31, 2010, December 31, 2011, December 31, 2012, and December 31, 2013 and (y) in the case of BRE/LQ Operating Lessee Inc. (or La Quinta Holdings, Inc. as successor), December 31, 2014, December 31, 2015 and December 31, 2016, in each case, with respect to the utilization by BRE/LQ Operating Lessee Inc. (or La Quinta Holdings, Inc. as successor), in such taxable years of the net operating loss deductions described in clause (ii) above.

(ii) “IRS Matter Closing Agreement ” means either (i) a Form 906 closing agreement within the meaning of Section 7121 of the Code, (ii) a Form 2504-AD, (Offer of Agreement to Assessment and Collection of Additional Tax and Offer of Acceptance of Overassessment (Excise or Employment Tax)), (iii) a Form 870-AD (Offer to Waive Restrictions on Assessment and Collection of Tax Deficiency and to Accept Overassessment), including the IRS Matter November Settlement Communications (to the extent duly executed by the IRS and the Company) or (iv) any other similar form or document that fully and finally settles the IRS Matter, in each case fully executed by both the taxpayers included in the settlement (including by power of attorney, as applicable) and the authorized representative of IRS Appeals division, with respect to the IRS Matter (which, for the avoidance of doubt, may specify that such agreement is final and conclusive except that (1) the matter it relates to may be reopened in the event of fraud, malfeasance, or misrepresentation of material fact; (2) it is subject to the Code sections that expressly provide that effect be given to their provisions notwithstanding any other law or rule of law; and (3) if it relates to a tax period ending after the date of such agreement, it is subject to any law, enacted after the date of such agreement, that applies to that tax period).

(iii) “IRS Matter Incremental Consideration” means the amount, if any, by which the (A) the IRS Matter Settlement Amount pursuant to the IRS Matter Closing Agreement (or, in the event of delivery by Parent of the IRS Matter Notice, the IRS Matter Settlement Amount pursuant to the IRS Matter Qualified Letter of Intent) is less than (B) the IRS Matter Threshold Amount.

(iv) “IRS Matter Incremental Per Share Consideration” means an amount equal to (A) the IRS Matter Incremental Consideration divided by (B) the number of Shares (other than Cancelled Shares and Converted Shares, but including Shares of Restricted Stock, Stock Units and PSUs) issued and outstanding as of the Closing.

(v) “IRS Matter Letter of Intent” means written communication from the IRS Independent Office of Appeals, setting forth the terms by which the IRS proposes to settle and resolve the IRS Matter, which is accepted by the Company.

(vi) “IRS Matter Notice” means a written notice from Parent to the Company stating that Parent has elected to increase the Per Share Merger Consideration by the IRS Matter Incremental Per Share Consideration, assuming for the purposes of the calculation thereof that the IRS Matter Settlement Amount pursuant to the IRS Matter Closing Agreement is equal to the IRS Matter Settlement Amount pursuant to the IRS Matter Qualified Letter of Intent.

(vii) “IRS Matter November Settlement Communications” means the communications set forth in Section 6.19(e)(vii) of the Company Disclosure Schedule.

(viii) “IRS Matter Qualified Closing Agreement ” means an IRS Matter Closing Agreement with an IRS Matter Settlement Amount equal to or less than the IRS Matter Threshold Amount.

(ix) “IRS Matter Qualified Letter of Intent” means an IRS Matter Letter of Intent with a Settlement Amount equal to or less than the IRS Matter Threshold Amount.

(x) “IRS Matter Settlement Amount” means the total amount of federal income Taxes due and owing pursuant to the IRS Matter Closing Agreement and any penalties and accrued interest with respect thereto.

(xi) “IRS Matter Threshold Amount” means $160 million.

SECTION 6.20 Transfer Taxes; Tax Forms. Except as otherwise provided in Section 2.3(b)(v), all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent. Parent shall file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes and the Parties shall cooperate to minimize the amount of or eliminate such Transfer Taxes to the extent permitted by applicable Law. Prior to the Closing, the Company shall deliver to Parent a properly completed and executed IRS Form W-9.

SECTION 6.21 Tax Opinion. The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinion referred to in Section 7.2(d), (ii) use its reasonable best efforts to obtain or cause to be provided an opinion of counsel consistent with the opinion referred to in Section 7.2(d) but dated as of the effective date of the Proxy Statement, to the extent required for the Proxy Statement to be declared effective by the SEC and (iii) deliver an officer’s certificate, dated as of the Closing Date and, if applicable, as of the effective date of the Proxy Statement, as applicable, signed by an officer of the Company and in form and substance reasonably satisfactory to Company Tax Counsel and Parent (it being agreed and understood that an officer’s certificate substantially in the form and substance of the representation letter attached hereto as Exhibit B will be in form and substance reasonably satisfactory to Parent), containing representations of the Company reasonably necessary or appropriate to enable Company Tax Counsel to render the tax opinion described in Section 7.2(d) and any similar opinions described in this Section 6.21.

SECTION 6.22 Manager Letter Agreement. Prior to the Closing, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), amend, modify or waive any provision of, in each case in any manner adverse to Parent or the Company, or terminate, the letter agreement, dated as of November 5, 2021 (the “Manager Letter Agreement”). Parent, on the one hand, and the Company, on the other hand, shall, in connection with the transactions contemplated hereby and by the Manager Letter Agreement, (i) use its reasonable best efforts to engage in communications, negotiations or discussions with the Manager and Franchisor with the transactions contemplated hereby and by the Manager Letter Agreement, (ii) use its reasonable best efforts to cooperate with each other and with the Manager and the Franchisor in connection therewith, (iii) use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable in order to consummate the transactions contemplated hereby and by the Manager Letter Agreement as promptly as reasonably practicable and advisable and in no event later than the Closing, (iv) enter into any documents or instruments necessary, proper or advisable in connection therewith, (v) comply with any notice requirements and negotiation periods and deliver any information, documents, guarantees, instruments, agreements, fees or other payments required in connection with the foregoing under the Management Agreements, the Franchise Agreements or otherwise contemplated in the Manager Letter Agreement, and (vi) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable in order to satisfy Section 12.4 and 15.2 of each Management Agreement, Section 14 of each Franchise Agreement other than the Baymont Franchise Agreement and Section 9 of the Baymont Franchise Agreement. In furtherance of, and without limiting, the foregoing, Parent shall, at the request of Franchisor and in accordance with the Manager Letter Agreement, enter into Replacement FAs (as defined in the Manager Letter Agreement) with Franchisor with respect to each Closing Date Hotel (as defined in the Manager Letter Agreement) at or prior to the Closing with the same fees and on the same terms as the Existing FA (as defined in the Manager Letter Agreement) with respect to the same Closing Date Hotel in effect as of October 14, 2021 (for the avoidance of doubt, as amended by the October 2019 Settlement Agreement (as defined in the Manager Letter Agreement)), unless Parent and Franchisor agree to alternative terms (it being understood that neither Parent nor Franchisor are under any obligation to agree to any material amendments to the terms of the Existing FAs in effect as of October 14, 2021 and if Parent and Franchisor do not reach agreement with respect to such alternative terms, Parent will agree to the terms of the Existing FAs in effect as of October 14, 2021, as modified by the Manager Letter Agreement, with Parent expressly acknowledging receipt of adequate consideration for such fees and terms. The Company shall use reasonable best efforts to cooperate with Parent in connection with the process of transferring the Franchise Agreements in connection with the Closing as contemplated by the Manager Letter Agreement. Neither Parent nor any Debt Financing Sources shall request or require any comfort letter, three-party agreement or similar agreement from Franchisor except to the extent expressly contemplated in, and consistent with the terms specified in, the Manager Letter Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not be obligated to pay or commit to pay to any Person whose approval, consent or cooperation is being solicited in connection with the transactions contemplated by the Manager Letter Agreement any cash or other consideration, agree to any term or make any accommodation or commitment or incur any liability or other obligation in connection with Sellers’ obligations to consummate the transactions contemplated hereby, in each case, that is not conditioned upon consummation of the Closing. Parent affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that the transactions contemplated by the Manager Letter Agreement are consummated; provided that, if the transactions contemplated by the Manager Letter Agreement will not be consummated at or prior to the Closing, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement).

SECTION 6.23 Parent-Approved Transaction.

(a) The Company shall use commercially reasonable efforts to provide (at Parent’s sole cost and expense) such cooperation and assistance as Parent may reasonably request to sell or cause to be sold any of the assets or properties of the Company or one or more of its wholly-owned subsidiaries at a price and on such terms as designated by Parent (a “Parent-Approved Transaction”); provided that, (a) the Company shall not be required to take any action in contravention of any organizational document of the Company or any of its subsidiaries or applicable Law and (b) such Parent-Approved Transaction shall be contingent upon all closing conditions in Article VII being satisfied. The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 6.1, nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 6.1.

(b) The Parties agree and acknowledge that the Company’s compliance or failure of compliance with this Section 6.23 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) shall have been satisfied with respect to performance in all material respects with this Section 6.23.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver by the Company and Parent (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Requisite Vote shall have been obtained;

(b) Law or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted or promulgated any Law, statute, rule, regulation, executive order, decree, ruling, judgment, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger that remains in effect.

(c) Consents. (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and any required approvals thereunder shall have been obtained, and (ii) any agreement with a Governmental Entity entered into by the Parties in accordance with Section 6.4 not to consummate the Merger shall have expired or been terminated.

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.1 [Organization and Qualification; Subsidiaries], Section 3.4 [Authority] and Section 3.20 [Brokers] shall be true and correct (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) in all material respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 3.3(a) [Capitalization] shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), other than for issuances permitted pursuant to this Agreement and other than for inaccuracies that, in the aggregate, do not increase the aggregate consideration payable by Parent pursuant to Article II in more than a de minimis respect, (iii) Section 3.9(b) [Absence of Certain Changes or Events] shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of such date and (iv) the other representations and warranties of Article III shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) in each case as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; and

(c) Certificate. Parent shall have received a certificate signed by an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a) [Representations and Warranties] and Section 7.2(b) [Performance of Obligations of the Company] have been satisfied.

(d) Tax Opinion. Parent shall have obtained an opinion from Simpson Thacher & Bartlett LLP (or another nationally recognized REIT Tax counsel reasonably acceptable to Parent) (“Company Tax Counsel”), dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, to the effect that, at all times commencing with the Company’s taxable year ended December 31, 2018, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and has so qualified, and its proposed method of organization and operation will enable it to meet the requirements for qualification and taxation as a REIT through the Effective Time (the “Tax Opinion”); provided, that a Tax Opinion substantially in the form and substance of the opinion of Simpson Thacher & Bartlett LLP attached hereto as Exhibit A relying upon a representation letter in the form and substance of the representation letter attached hereto as Exhibit B shall be deemed satisfactory to Parent for purposes of this Section 7.2(d). In rendering the Tax Opinion, Simpson Thacher & Bartlett LLP (or such other Tax counsel) shall be entitled to rely upon customary assumptions, representations, warranties and covenants (including, for the avoidance of doubt, the assumptions, representations, warranties and covenants contained in the form of opinion attached hereto as Exhibit A and the form of representation letter attached hereto as Exhibit B).

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company (to the extent permitted by applicable Law)) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 4.1 and Section 4.2 shall be true and correct (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) in all material respects, as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (ii) the other representations and warranties of Article IV shall be true and correct (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), in each case as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”);

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) Certificate. The Company shall have received a certificate signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a) [Representations and Warranties] and Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] have been satisfied.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the Company Requisite Vote having been obtained:

(a) by mutual written consent of Parent and the Company;

(b) by Parent or the Company if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree, judgment, injunction or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such order, decree, judgment, injunction, ruling or other action is or shall have become final and non-appealable (a “Restraint”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, of Merger Sub) or the failure of such Party (or, in the case of Parent, of Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of or primarily resulted in such Restraint;

(c) by either Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. (New York Time) on May 6, 2022 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, of Merger Sub) or the failure of such Party (or, in the case of Parent, of Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of or primarily resulted in the failure of the Effective Time to occur on or before the End Date.

(d) by written notice from the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that the conditions set forth in Section 7.3(a) [Representations and Warranties] or Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] would not be satisfied and, in either such case, such breach is not curable in a manner sufficient to allow the satisfaction of such conditions or, if curable, is not cured in a manner sufficient to allow the satisfaction of such conditions prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.2(a) [Representations and Warranties] or Section 7.2(b) [Performance of Obligations of the Company] would not be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, in order to enter into a definitive agreement providing for a Superior Proposal, subject to and in accordance with the terms and conditions of, Section 6.1(c)(i) [Change of Recommendation]; provided that the Company pays the Company Termination Payment at or prior to the time of such termination in accordance with Section 8.2(b)(i) (it being understood that the Company may enter into such definitive agreement simultaneously with such termination of this Agreement);

(e) by written notice from Parent if:

(i) there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in Section 7.2(a) [Representations and Warranties] or Section 7.2(b) [Performance of Obligations of the Company] would not be satisfied and, in either such case, such breach is not curable in a manner sufficient to allow the satisfaction of such conditions or, if curable, is not cured in a manner sufficient to allow the satisfaction of such conditions prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement such that the conditions set forth in Section 7.3(a) [Representations and Warranties] or Section 7.3(b) [Performance of Obligations of Parent and Merger Sub] would not be satisfied; or

(ii) prior to obtaining the Company Requisite Vote, if the Board of Directors of the Company shall have (A) made a Change of Recommendation or (B) committed a Willful Breach under Section 6.1; or

(f) by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken.

(g) by the Company, if (i) the conditions set forth in Section 7.1 [Conditions to Obligations of Each Party to Effect the Merger] and Section 7.2 [Conditions to Obligations of Parent and Merger Sub] (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) have been satisfied or (to the extent permissible under applicable Law) waived in accordance with this Agreement, (ii) the Company has indicated in writing that the Company is ready and willing to consummate the Merger and ready, willing and able to take all action within its control to consummate the Merger, (iii) Parent fails to consummate the Merger within two (2) Business Days following the date on which the Closing should have occurred pursuant to Section 1.2 [Closing] and (iv) during such two (2) Business Day period described in clause (iii), the Company stood ready, willing and able to consummate the Merger and the other Transactions.

SECTION 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement pursuant to Section 8.1 [Termination], this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.6(c) [Access to Information; Confidentiality], Section 6.8 [Publicity], the expense reimbursement and indemnification provisions of Section 6.11(g) [Parent Financing], this Section 8.2, Section 8.3 [Expenses] and Article IX, which shall survive such termination in accordance with its terms and conditions; provided that, subject to the limitations set forth in Section 8.2(e), Section 8.2(f) and Section 8.2(g), nothing herein shall relieve any Party hereto of any liability for damages resulting from such Party’s actual or intentional fraud or Willful Breach prior to such termination by any Party hereto. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12.

(b) In the event that:

(i) this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(ii) [Superior Proposal] or by Parent pursuant to Section 8.1(e)(ii) [Change of Recommendation] then the Company shall pay the Company Termination Payment to Parent (or one or more of its designees), at or prior to the time of termination in the case of a termination pursuant to Section 8.1(d)(ii) [Superior Proposal] or as promptly as reasonably practicable in the case of a termination pursuant to Section 8.1(e)(ii) [Change of Recommendation] (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds to the account or accounts designated in writing by Parent to the Company for such purpose;

(ii) this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) [End Date] or Section 8.1(f) [Company Requisite Vote] or Parent pursuant to Section 8.1(e)(i) [Breach by the Company] or Section 8.1(e)(ii)(B) [Willful Breach of Non-solicitation Obligations] and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (or, if earlier, prior to the termination of this Agreement) an Acquisition Proposal shall have been communicated to the Board of Directors of the Company or made directly to the Company’s stockholders, or an Acquisition Proposal shall have otherwise become publicly known, and in each case such Acquisition Proposal shall have not been withdrawn prior to (x) such termination (with respect to a termination pursuant to Section 8.1(c) [End Date], Section 8.1(e)(i) [Breach by the Company]), or Section 8.1(e)(ii)(B) [Willful Breach of Non-solicitation Obligations] and or (y) the taking of a vote to approve this Agreement (with respect to a termination pursuant to Section 8.1(f) [Company Requisite Vote]) and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal (which is subsequently consummated), or shall have consummated such Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made within two (2) Business Days from the consummation of such Acquisition Proposal, by wire transfer of immediately available funds to the account or accounts designated in writing by Parent to the Company for such purpose. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50.1%”.

(iii) this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) [Breach by Parent] or Section 8.1(g) [Parent Failure to Close] (or pursuant to any provision of Section 8.1 [Termination] under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(d)(i) [Breach by Parent] or Section 8.1(g) [Parent Failure to Close]), Parent shall pay to the Company a fee of $58,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to the account or accounts designated in writing by the Company to Parent for such purpose, such payment to be made within two (2) Business Days of the applicable termination.

(c) The Parties acknowledge and hereby agree that each of the Company Termination Payment and the Parent Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other Transactions, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Payment or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(d) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or Parent fails to timely pay an amount due pursuant to Section 8.2(b)(iii), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.2(b)(iii), or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by the Company) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, plus 2%, as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 8.2(b) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment, as applicable, from the Company pursuant to this Section 8.2 in circumstances in which it is due, the Company Termination Payment, as applicable, and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(d) shall, subject to Section 9.12 [Specific Performance], be the sole and exclusive monetary remedy of Parent, Merger Sub, the Guarantors, or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (collectively, the “Parent Related Parties”) against the Company, its subsidiaries or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other

Transactions to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representations made or alleged to have been made in connection herewith or therewith (collectively, the “Company Transaction Obligations”), and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any other Company Transaction Obligations or in respect of representations made or alleged to be made in connection herewith or in connection with any other Company Transaction Obligations, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve the Company of its obligations under Section 6.6(c) [Access to Information; Confidentiality] and Section 6.8 [Publicity].

(f) Notwithstanding anything to the contrary in this Agreement, (i) the termination of this Agreement in accordance with Section 8.1 and the receipt of the Parent Termination Fee pursuant to this Section 8.2 in circumstances in which it is due pursuant to the express terms of this Agreement and any costs and expenses of the Company pursuant to Section 8.2(d) (and the obligations of Guarantors under the Limited Guarantees in accordance with the terms and conditions thereof) shall, subject to Section 9.12 [Specific Performance], be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company against the Parent Related Parties or any Debt Financing Source under the Debt Financing (“Debt Financing Source Related Party”) for any cost, expense, loss or damage suffered as a result of, or arising from or otherwise in connection with (A) this Agreement, the Limited Guarantees, the Equity Financing Commitments or any of the other agreements, instrument, and documents contemplated hereby or executed in connection herewith, the transactions contemplated hereby or thereby, (B) the failure of the Merger or the other Transactions to be consummated (including the funding of the Financing), (C) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement or any certificate or other document delivered herewith or executed in connection herewith or otherwise or (D) any oral representation made or alleged to have been made in connection herewith or therewith (collectively, the “Parent Transaction Obligations”), and (ii) except as expressly provided in the immediately preceding clause (i), none of Parent, Merger Sub, the Parent Related Parties or Debt Financing Source Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or any other Parent Transaction Obligations or in respect of representations made or alleged to be made in connection herewith or in connection with any other Parent Transaction Obligations, whether in equity or at law, in contract, in tort or otherwise, except, in case of each of clauses (i) and (ii), that nothing shall relieve Parent of its obligations under Section 6.6(c) [Access to Information; Confidentiality], Section 6.8 [Publicity] and the expense reimbursement and indemnification provisions of Section 6.11(g) [Parent Financing].

(g) Notwithstanding anything to the contrary contained in this Agreement, and without limiting the Company’s or Parent’s rights under Section 9.12 [Specific Performance], under no circumstances will (i) the Company be entitled to monetary damages under this Agreement or in connection with the Transactions from any Parent Related Parties (other than Parent), other than pursuant to, and in accordance with the terms of, the Limited Guarantees, the Equity Financing Commitment or the Confidentiality Agreement or (ii) Parent be entitled to monetary damages under this Agreement or in connection with the Transactions from any Company Related Parties (other than the Company).

SECTION 8.3 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the Transactions. Filing fees and other expenses incurred in connection with obtaining any consents or making any filings under any Antitrust Law shall be borne by Parent. Expenses incurred in connection with the filing and first printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

SECTION 9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that, Parent and Merger Sub shall have the right, by written notice given to the Company, to assign all of its right, title and interest in this Agreement, in whole or in part, to any Affiliate so long as such Affiliate has assumed in writing all obligations of such party (provided that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder). Notwithstanding anything to the contrary set forth in this Section 9.2, any amendment or waiver of this Section 9.2 or Section 8.2(f), Section 9.8(e), Section 9.9, Section 9.14 or Section 9.17 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such section) that materially and adversely affects the Debt Financing Sources Related Parties shall require the prior written consent of the Debt Financing Sources materially and adversely affected (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 9.3 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the covenants, agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure or delay of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

SECTION 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, provided, however that notices received after 5:00 pm New York time shall be deemed to have been received on the next Business Day) by delivery (i) in person, (ii) by facsimile (provided that notice by facsimile shall not be effective unless either (A) a duplicate copy is promptly given by one of the other methods described in this Section 9.4 or (B) the receiving party confirms receipt of such notice by one of the methods described in this Section 9.4), (iii) by e-mail (receipt confirmation requested) or (iv) by nationally recognized overnight courier service, when delivered (with proof of delivery) or registered or certified mail (postage prepaid, return receipt requested), when delivered (with proof of delivery) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent:

c/o Highgate Capital Investments, L.P.

870 Seventh Avenue, 2nd Floor

New York, New York 10019

Attention: Zachary Berger

Matthew Gunlock

Email: zberger@highgatecapinv.com

mgunlock@highgate.com

with an additional copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue

Suite 2800

Chicago, IL 60611

Attention:     Gary Axelrod

Bradley Helms

Jonathan Solomon

Email: gary.axelrod@lw.com

bradley.helms@lw.com

jonathan.solomon@lw.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: David M. Klein

Michael P. Brueck

Email: dklein@kirkland.com

Michael.brueck@kirkland.com

(b)	if to the Company:

CorePoint Lodging Inc.

125 E. John Carpenter Freeway, Suite 1650

Irving, Texas 75062

Attention: Mark Chloupek

Email:      mark.chloupek@corepoint.com

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Eric M. Swedenburg

Jakob Rendtorff

Email:      eswedenburg@stblaw.com

jrendtorff@stblaw.com

SECTION 9.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use provisions on terms generally no less favorable to the Company than the corresponding terms in the Confidentiality Agreement are on Parent, as determined by the Company in good faith (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements), provided that such confidentiality agreement need not include any “standstill” or similar terms;

(b) “Anti-Money Laundering Laws” means applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency, including, as applicable, the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001;

(c) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person; provided that none of the following persons shall be deemed Affiliates of Parent: Parent’s other portfolio companies, or its or their subsidiaries, managers, sponsors or partners;

(d) “Affiliate Contract” means Contracts between the Company or any of its subsidiaries, on the one hand, and any officer, director or Affiliate (other than a subsidiary) of the Company or of any of its subsidiaries, or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(e) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Federal Trade Commission Act of 1914 and all other federal, state, foreign, and multinational, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(f) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York;

(g) “Company Equity Award” means any Restricted Stock, Stock Unit or PSU issued and outstanding, or authorized to be issued, pursuant to the Company Stock Plan;

(h) “Company Real Property” means, collectively, the Owned Real Property and the Ground Leased Real Property;

(i) “Company Stock Plan” means the Company’s 2018 Omnibus Incentive Plan, as may be amended from time to time;

(j) “Company Termination Payment” means an amount equal to $29,000,000;

(k) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(l) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof and any epidemics, pandemic or outbreaks thereof;

(m) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (including the Families First Coronavirus Response Act, Pub. L. No. 116-127, Coronavirus Aid, Relief and Economic Security Act Pub. L. No. 116-136, Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020 by the President of the United States, and Consolidated Appropriations Act, 2021, Pub. L. 116-260, in each case, together with any administrative or other guidance published with respect thereto by any Governmental Entity);

(n) “Credit Facilities” means (i) the Credit Agreement, dated as of May 30, 2018, among CorePoint Borrower L.L.C., the Company, CorePoint OP GP, L.L.C. and CorePoint Operating Partnership L.P. (the “Credit Agreement”), as amended by the First Amendment to Credit Agreement, dated as of November 13, 2019, as further amended by the Second Amendment to Credit Agreement, dated as of May 19, 2020, and as further amended by the Third Amendment to Credit Agreement, dated as of March 8, 2021, as it may be further amended in accordance with its terms and (ii) the Loan Agreement, dated as of May 30, 2018, among certain indirect wholly-owned subsidiaries of the Company, CorePoint TRS L.L.C. and CorePoint Operating Partnership L.P., as it may be amended in accordance with its terms;

(o) “Debt Financing Sources” means the entities that are party to the Debt Financing Commitments (other than Parent); provided, that in the event that any Additional Commitment Party (as defined in the Debt Financing Commitments) is added as a party to the Debt Financing Commitments after the date hereof, whether pursuant to any joinder agreement thereto or otherwise, the term “Debt Financing Sources” shall include each such institution; provided, further, that the term “Debt Financing Sources” shall include each entity (other than Parent) party to any commitment letter or similar agreement for any Alternative Financing or replacement financing for the Debt Financing and any entity that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or a similar representative in respect of all or a portion of the Debt Financing.

(p) “Debt Financing Sources Related Party” means the Debt Financing Sources and their respective Affiliates and such Debt Financing Sources’ (and their respective Affiliates’) directors, officers, employees, controlling persons, agents, advisors, attorneys and successors of each of the foregoing;

(q) “Franchise Agreements” means each franchise agreement entered into by the Company or any of its subsidiaries (as amended from time to time) pursuant to which any Company Real Property is flagged under a hotel brand owned by any third party, and each amendment, guarantee or license (whether with the Franchisor or any affiliate thereof) or other material Contract related to such franchise agreements and entered into by the Company or any of its subsidiaries;

(r) “Franchisor” means each third party hotel brand under which any Company Real Property is flagged under each Franchise Agreement.

(s) “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

(t) “knowledge” (i) with respect to the Company means the actual knowledge (after reasonable inquiry of their direct reports) of any of the individuals listed in Section 9.5(t) of the Company Disclosure Letter and (ii) with respect to Parent means the actual knowledge (after reasonable inquiry of their direct reports) of any of the individuals listed in Section 9.5(t) of the Parent Disclosure Letter;

(u) “Law” means any transnational, federal, state, local, municipal, foreign or other law, statute, act, constitution, principle of common law, ordinance, code, decree, order, judgment, writ, rule, regulation, ruling, determination or other legally enforceable requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any award, order, ruling or decision of an applicable arbitrator or arbitration panel;

(v) “Lien” shall mean any lien, mortgage, encumbrance, security interest, pledge, charge, easement, right of way, covenant, restriction, right, option, conditional sale or other title retention agreement, claim or defect or imperfection of title or license (including any license to, or covenant not to sue in respect of, Intellectual Property);

(w) “Management Agreements” means each management agreement entered into by the Company or any of its subsidiaries (as amended from time to time) pursuant to which a person (other than the Company or any of its subsidiaries) manages or operates any Company Real Property on behalf of the Company or any of its subsidiaries and each amendment, guarantee or license (whether with the Manager or any affiliate thereof) or other material Contracts related to such management agreements and entered into by the Company or any of its subsidiaries;

(x) “Manager” means each person (other than the Company or any of its subsidiaries) who manages or operates any Company Real Property on behalf of the Company or any of its subsidiaries under each Management Agreement.

(y) “Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, has a material adverse effect on or with respect to the assets, business, results of operation or financial condition of the Company and its subsidiaries taken as a whole, provided that no events, developments, changes, effects or occurrences resulting from any of the following shall be deemed, either alone or in combination with any of the following, to constitute or contribute to a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general changes or developments after the date hereof in the economy or the financial, debt, capital, credit or securities markets or political, business or regulatory conditions in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) general changes or developments after the date hereof in the industries in which the Company or its subsidiaries operate or where the Company’s products or services are sold, (iii) changes or prospective changes after the date hereof in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof, (iv) any epidemic, pandemic or other outbreak of illness or disease or public health event (including COVID-19) or any COVID-19 Measures or any changes, after the date hereof, in such COVID-19 Measures or changes, after the date hereof, in the interpretation, implementation or enforcement thereof, (v) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, distributors, financing sources, licensors, managers, operators, franchisors, contractors or employees of the Company and its subsidiaries (provided that this clause (v) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other Transactions), (vi) any actions expressly required under this Agreement, (vii) any action taken (or not taken) by the Company or any of its subsidiaries (1) that is required to be taken (or not to be taken) by this Agreement and for which the Company shall have requested in writing Parent’s consent to permit its non-compliance and Parent shall not have granted such consent or (2) at the written request of Parent, which action taken (or not taken) is not required under the terms of this Agreement, (viii) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (ix) any decline in the market price or trading volume of the Shares or the credit rating of the Company (provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any events, developments, changes, effects or occurrences underlying such change has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (viii) and (x)), or (x) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the exception in this clause (x) shall not prevent or otherwise affect a determination that any events, developments, changes, effects or occurrences underlying such failure has resulted in, or contributed to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (i) through (ix)); except in the cases of clauses (i) through (iv) and (viii), to the extent that the Company and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants of comparable size in the industries in which the Company and its subsidiaries operate (in which case solely the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect);

(z) “Nonqualifying Income” shall mean any amount that is treated as gross income for purposes of Section 856 of the Code and which is not gross income that is described in Section 856(c)(3) of the Code;

(aa) “Operating Lease” shall mean that certain Lease Agreement dated as of May 30, 2018 by and between Seller, CPLG Ft Meyers L.L.C., CPLG St Albans L.L.C., CPLG Charlotte L.L.C., and CPLG MD Business L.L.C. and TRS, as from time to time amended, modified or supplemented.

(bb) “Permitted Liens” means (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, Liens, charges, easements, covenants and other restrictions or encumbrances as do not, individually or in the aggregate, materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (C) easements, rights of way or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, in each case as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially interfere with or impair business operations at such properties as currently conducted, (D) encumbrances for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP, (E) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (F) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, warehousemen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts that are not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company’s financial statements in accordance with GAAP (to the extent required by GAAP), (G) Liens for mortgages, or deeds of trust, security interests or other encumbrances related to the Credit Facilities or other indebtedness reflected on the consolidated financial statements of the Company, which Liens will be released prior to or as of Closing, (H) Liens created by or for the benefit of Franchisors in accordance with the Franchise Agreements, (I) with respect to any Ground Lease, Liens created by or for the benefit of such Ground Lessor in accordance with the Ground Lease, (J) Liens created by or for the benefit of Managers in accordance with the Management Agreements, (K) zoning, entitlement, building and other land use Laws imposed by Governmental Entities (but excluding violations thereof) and (L) Liens under applicable securities laws;

(cc) “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

(dd) “Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

(ee) “REIT” means a “real estate investment trust” within the meaning of Section 856(a) of the Code;

(ff) “REIT Requirements” shall mean the requirements imposed on REITs pursuant to Sections 856 through and including 860 of the Code;

(gg) “Sanctions Laws” means any applicable trade, economic, and/or financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State) or (b) any other applicable sanctions authority;

(hh) “subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity;

(ii) “Tax Return” means all returns, reports or other documents (including any attached schedules or other attachments) filed or required to be filed with a Taxing Authority, including any information return, claim for refund, amended return or declaration of estimated Tax;

(jj) “Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

(kk) “Taxes” means all federal, state, local, foreign and other income, business, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, severance, disability, use, property, commercial, rent, ad valorem, withholding, excise, license, production, value added, occupancy, premium, license, lease and other taxes, duties, levies, fees, imposts or other like assessments of any nature whatsoever imposed by any Taxing Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not;

(ll) “Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, or imposition of any Taxes;

(mm) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Limited Guarantees, the Financing Commitments and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder; and

(nn) “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement. For the avoidance of doubt, a Party’s failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful Breach of this Agreement.

SECTION 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

SECTION 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter), the Equity Financing Commitments and the Limited Guarantees constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that Parent (or one or more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement, from and after Closing, to any Debt Financing Sources Related Parties (so long as Parent remains fully liable for all of its obligations hereunder) pursuant to terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing.

SECTION 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 [Directors’ and Officers’ Indemnification and Insurance] which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration and the rights of the holders of Company Preferred Stock to receive shares of New Merger Sub Preferred Equity, in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Restricted Stock, Stock Units and PSUs to receive the payments contemplated by the applicable provisions of Section 2.2 [Treatment of Company Equity Awards], in each case, at the Effective Time in accordance with the terms and conditions of this Agreement, and (d) each Debt Financing Sources Related Party under the Debt Financing shall be a third-party beneficiary of this Section 9.8(e), Section 8.2(f) [Effect of Termination] and Section 9.2, Section 9.9, Section 9.14 and Section 9.17 [Debt Financing Sources].

SECTION 9.9 Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflict of law principles thereof. Notwithstanding the foregoing, the matters contained in Article I and Article II shall be governed by the MGCL, including matters relating to the filing of the Articles of Merger and the effects of the Merger, including any appraisal or dissenters’ rights, and all matters relating to the duties of the Company Board of Directors shall be governed and construed in accordance with the laws of the State of Maryland without regard of the conflict of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, prior to the valid termination of this Agreement in accordance with its terms, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages and without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach. The Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement (for the avoidance of doubt, including Section 6.4 [Further Action; Efforts] and Section 6.11 [Parent Financing]) by Parent and, subject to the next sentence, to cause Parent to consummate the Transactions (for the avoidance of doubt, including to effect the Closing in accordance with Section 1.2 [Closing]) on the terms and subject to the conditions in this Agreement. Notwithstanding anything herein or in any Transaction Document to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) Parent is required to consummate the Closing pursuant to Section 1.2 and Parent fails to consummate the Closing by the date the Closing is required to have occurred pursuant to with Section 1.2 [Closing], (ii) the financing provided for by the Debt Financing Commitments (or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied or validly waived (other than those conditions that by their nature are to be satisfied by the taking of actions or delivery of documents on the Closing Date but each of which is capable of being satisfied at the Closing), if specific performance is granted and the

Equity Financing and Debt Financing (including any Alternative Financing that has been obtained in accordance with Section 6.11[Parent Financing]) are funded, then the Company will take such actions within the Company’s control to cause the Closing to occur in accordance with Section 1.2 (and the Company has not revoked, withdrawn, modified or conditioned such confirmation). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Parent Termination Fee or monetary damages if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Financing Commitment), on the one hand, and payment of the Parent Termination Fee, on the other hand.

SECTION 9.13 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the Transactions or the actions of any Party in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the Transactions. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America.

SECTION 9.14 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY SUCH ACTION AGAINST ANY DEBT FINANCING SOURCE RELATED PARTY) OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 9.15 Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall means “and/or”. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. As used herein, the term “made available” means any document or other information that was (a) provided in writing by one Party or its Representatives to the other Party and its Representatives as of 5:00 p.m. New York City time on the day prior to the date hereof, (b) included in the virtual data room of a Party as of 5:00 p.m. New York City time on the day prior to the date hereof, or (c) filed by a Party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

SECTION 9.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the entities that are expressly identified as Parties hereto and, pursuant to, and in accordance with the terms of, the Limited Guarantees, the Equity Financing Commitment or the Confidentiality Agreement, the Guarantors or the other parties thereto, and no other Parent Related Party (other than, for the avoidance of doubt, the Guarantors or the other Parent Related Parties party to the Limited Guarantees, the Equity Financing Commitment or the Confidentiality Agreement, pursuant to, and in accordance with the terms thereof) shall have any liability for any obligations or liabilities of the Parties to this Agreement or for any claim against the Parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other Transactions or in respect of any oral representations made or alleged to be made in connection herewith.

SECTION 9.17 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and its subsidiaries hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company or its subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 9.4, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the Transactions contemplated hereby or thereby or the performance of any services thereunder (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent against the Debt Financing Sources Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or the any services thereunder), and (vi) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.17 and such provisions and the definition of “Debt Financing Sources” and “Debt Financing Sources Related Parties” shall not be amended in any way material and adverse to the Debt Financing Sources Related Parties without the prior written consent of the Debt Financing Sources.

SECTION 9.18 Protected REITs. Notwithstanding anything to the contrary in this Agreement, in the event that counsel or independent accountants for the Company determine in writing that there exists a material risk that the payment of the Parent Termination Fee under this Agreement would be treated as Nonqualifying Income (or such payment would otherwise affect the Company’s status as a REIT) upon the payment of such amounts to the Company, the amount paid to the Company pursuant to this Agreement in any tax year shall not exceed the maximum amount that can be paid to the Company in such year without causing the Company to fail to meet the REIT Requirements for any tax year, determined as if the payment of such amount were Nonqualifying Income (or such payment would otherwise affect the Company’s status as a REIT) as determined by such counsel or independent accountants to the Company. If the amount payable for any tax year pursuant to the preceding sentence is less than the amount which Parent would otherwise be obligated to pay to the Company pursuant to this Agreement (the “Expense Amount”), then: (1) Parent shall place the Expense Amount into an escrow account (the “Escrow Account”) using an escrow agent and agreement reasonably acceptable to the Company (which shall include that (y) the amount in the Escrow Account shall be treated as the property of Parent, unless it is released from such Escrow Account to the Company, and (z) (A) all income earned upon the amount in the Escrow Account shall be treated as the property of Parent and reported, as and to the extent required by applicable Law, by the escrow agent to the IRS, or any other Taxing Authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned by Parent whether or not said income has been distributed during such taxable year, and (B) Parent will be entitled to customary quarterly tax distributions with respect to any income earned on the Escrow Account, and the escrow agent shall not release any portion thereof to the Company, and the Company shall not be entitled to any such amount, unless and until the Company, at its own cost and expense, delivers to Parent, at the sole option of the Company, (i) an opinion of the Company’s tax counsel to the effect that such amount, if and to the extent paid, would not constitute Nonqualifying Income (or such amount would not otherwise affect the Company’s status as a REIT), (ii) a letter from the Company’s independent accountants indicating the maximum portion of the Expense Amount that can be paid at that time to the Company without causing the Company to fail to meet the REIT Requirements for any relevant taxable year, or (iii) a private letter ruling issued by the IRS to the Company indicating that the receipt of any Expense Amount hereunder will not cause the Company to fail to satisfy the REIT Requirements); and (2) the Company shall bear all costs and expenses with respect to the escrow as contemplated by clause (1) in this Section 9.18. Except as otherwise provided for in this Section 9.18, all of the benefits of the Expense Amount will inure to the Company and the Company will bear (and indemnify Parent for) all risk of loss relating to the Expense Amount.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
COREPOINT LODGING INC.

By:	/s/ Mark Chloupek
Name: Mark Chloupek
Title: EVP and General Counsel

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:
CAVALIER ACQUISITION JV LP

By:	/s/ Rickey D. Whitworth
Name: Rickey D. Whitworth
Title: Authorized Signatory

MERGER SUB:
CAVALIER ACQUISITION OWNER LP

By:	/s/ Rickey D. Whitworth
Name: Rickey D. Whitworth
Title: Authorized Signatory

[Signature Page—Merger Agreement]